QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

        March 1, 2007

NOVA Chemicals Corporation

ANNUAL INFORMATION FORM

TRADEMARKS

® is a registered trademark of NOVA Brands Ltd.; authorized use/utilisation autorisée.

Advanced SCLAIRTECH™, NOVACAT™ and SCLAIRTECH™ are trademarks of NOVA Chemicals.

ARCEL®, DYLARK®, DYLITE®, NAS®, ULTRA LOW® and ZYNTAR® are registered trademarks of NOVA Chemicals Inc. and IMx™ is a trademark of NOVA Chemicals Inc.

EPS Silver® is a registered trademark of NOVA Chemicals (International) S.A. in the European Community and a trademark of NOVA Chemicals Inc. in North America.

SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere; authorized use/utilisation autorisée.

STYROSUN® is a registered trademark of NOVA Chemicals Inc. in the United States and Mexico and of NOVA Chemicals (International) S.A. elsewhere.

SURPASS® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.

ZYLAR® is a registered trademark of NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Canadian Chemical Producers' Association in Canada and is a registered service mark of the American Chemistry Council, Inc. in the United States.

Responsible Care Management System® is a registered service mark of the American Chemistry Council, Inc.

TPF ThermoPlastic Flowforming™ is a trademark of LRM Industries, LLC.

        INFORMATION CONTAINED IN THIS ANNUAL INFORMATION FORM IS GIVEN AS AT DECEMBER 31, 2006, EXCEPT AS SPECIFICALLY NOTED OTHERWISE.

        ALL AMOUNTS IN THIS ANNUAL INFORMATION FORM ARE EXPRESSED IN UNITED STATES DOLLARS, EXCEPT AS SPECIFICALLY NOTED OTHERWISE.

FORWARD-LOOKING INFORMATION

        This Annual Information Form contains forward-looking statements with respect to NOVA Chemicals. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals' assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Forward-looking statements for the time periods beyond 2007 involve longer-term assumptions and estimates than forward-looking statements for 2007 and are consequently subject to greater uncertainty. NOVA Chemicals cautions readers of this Annual Information Form not to place undue reliance on its forward-looking statements as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

        The words "believe," "expect," "plan," "intend," "estimate," or "anticipate" and similar expressions, as well as future or conditional verbs such as "will," "should," "would," and "could" often identify forward-looking statements. Specific forward-looking statements contained in this Annual Information Form include, among others, statements regarding: strategic alternatives with respect to NOVA Chemicals' STYRENIX business unit, and NOVA Chemicals' status following any transaction involving that unit; NOVA Chemicals' expectations with respect to cost savings and how such savings will be achieved; changes in the demand for NOVA Chemicals' products, including its Performance Products; NOVA Chemicals' expectations with respect to downstream business ventures; its competitive advantages and ability to compete successfully; NOVA Chemicals' expectations with respect to the timing and amounts of capacity expansions; its beliefs about expansion of ethane extraction capabilities in Alberta; NOVA Chemicals' expectations regarding ethylene and styrene monomer chain capacity additions in North America and ethylene and polyethylene additions on a global basis; its beliefs about renewing collective bargaining agreements; its environmental capital expenditures; NOVA Chemicals' intentions with respect to paying dividends; its level of debt; and general economic conditions.

        With respect to forward-looking statements contained in this Annual Information Form, NOVA Chemicals has made assumptions regarding, among other things: future oil, natural gas, natural gas liquids and benzene prices; its ability to obtain raw materials; its ability to market products successfully to its anticipated customers; the impact of increasing competition; and its ability to obtain financing on acceptable terms. Some of NOVA Chemicals' assumptions are based upon internal estimates and analyses of current market conditions and trends, management plans and strategies, economic conditions and other factors and are necessarily subject to risks and uncertainties inherent in projecting future conditions and results.

        Some of the risks that could affect NOVA Chemicals' future results and could cause results to differ materially from those expressed in NOVA Chemicals' forward-looking statements include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; NOVA Chemicals' ability to implement its business strategy; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals' Performance Products; changes in, or the introduction of new laws and regulations relating to NOVA Chemicals' business, including environmental, competition and employment laws; loss of the services of any of NOVA Chemicals' executive officers; uncertainties associated with the North American, South American, European and Asian economies; terrorist attacks; severe weather and other risks detailed from time to time in the publicly filed disclosure documents and securities commission reports of NOVA Chemicals. The information contained in this Annual Information Form, including the information provided under the heading "Risk Factors," identifies additional factors that could affect NOVA Chemicals' operating results and performance.

        NOVA Chemicals' forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this Annual Information Form, and except as required by applicable law, NOVA Chemicals undertakes no obligation to update publicly these forward-looking statements to reflect new information, subsequent events or otherwise.

THE CORPORATION

        NOVA Chemicals' principal business is the production and marketing of plastics and chemicals. NOVA Chemicals operates an Olefins/Polyolefins business unit that produces and markets ethylene, polyethylene, higher-value polyethylene that NOVA Chemicals refers to as its polyethylene Performance Products and a variety of chemical and energy products (commonly known as co-products). NOVA Chemicals also operates a Performance Styrenics business unit that produces and markets Expandable Polystyrene ("EPS") as well as higher-value styrenic polymers, which it refers to as its styrenic polymer Performance Products. NOVA Chemicals' non-core commodity styrenics business unit, STYRENIX, produces and markets styrene monomer and solid polystyrene ("SPS") in North America and, through its European styrenic polymer 50:50 joint venture with INEOS, SPS and EPS in Europe.

        NOVA Chemicals' polymer products are used in a wide range of applications, including rigid and flexible packaging, containers, plastic bags, plastic pipe, consumer electronics, building and construction materials, automotive components, housewares and other industrial and consumer goods. Including its equity interest in Lyondell's propylene oxide/styrene monomer ("PO/SM") facility, NOVA Chemicals manufactures its products at 13 sites in North America. NOVA Chemicals' joint venture with INEOS has an additional five facilities in Europe, including a contract for capacity at a manufacturing facility in Wingles, France.

        NOVA Chemicals is a global company organized under the federal laws of Canada, with its registered office and Canadian operating center located at 1000 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 5L5, and an executive office and United States operating center located at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States 15108. NOVA Chemicals maintains a website at www.novachemicals.com. The information on NOVA Chemicals' website is not a part of this Annual Information Form.

        Where used in this Annual Information Form, "NOVA Chemicals" or "the Corporation" means NOVA Chemicals Corporation alone or together with its subsidiaries and affiliates, depending on the context in which such terms are used.

HISTORICAL DEVELOPMENT

NOVA Chemicals Corporation

        NOVA Chemicals' predecessor, NOVA Corporation of Alberta, was incorporated in 1954 by Special Act of the Legislative Assembly of the Province of Alberta. On May 10, 1994, NOVA Corporation of Alberta filed articles of arrangement under the Business Corporations Act of Alberta (the "Act") to complete a reorganization pursuant to which it became a wholly owned subsidiary of NOVA Corporation ("NOVA"), changed its name to NOVA Gas Transmission Ltd. and its common shareholders became the common shareholders of NOVA. At the same time, NOVA also became the parent corporation of Novacor Chemicals Ltd. and NOVA Gas International Ltd. Novacor Chemicals Ltd.'s name was changed to NOVA Chemicals Ltd. in March 1996.

        On July 2, 1998, NOVA and TransCanada PipeLines Limited ("TransCanada") completed a merger of equals by way of a plan of arrangement (the "Arrangement") under the Act. Under the terms of the Arrangement, shareholders of NOVA exchanged each NOVA common share for 0.52 of a TransCanada common share. As part of the Arrangement, TransCanada distributed to its common shareholders, including all of the former common shareholders of NOVA, all of the common shares of NOVA on the basis of 0.2 of a NOVA common share for each TransCanada common share. At the time of the distribution of NOVA common shares, the only material asset of NOVA was all of the common shares of NOVA Chemicals Ltd.

        As a result of the Arrangement, NOVA continued to conduct the commodity plastics and chemical businesses through NOVA Chemicals Ltd., and TransCanada began to conduct the energy services businesses formerly carried on by NOVA, through NOVA's former subsidiaries, NOVA Gas Transmission Ltd. and NOVA Gas International Ltd. The disclosure in this Annual Information Form relates only to the plastics and chemical businesses currently conducted by NOVA Chemicals and formerly conducted by NOVA.

        On December 31, 1998, NOVA Chemicals Ltd. changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA under the Act and the resulting corporation adopted the name NOVA Chemicals Corporation.

        On April 14, 2004, NOVA Chemicals Corporation was continued under the Canada Business Corporations Act.

Development of NOVA Chemicals' Plastics and Chemical Businesses

  •
  NOVA Chemicals commenced operation of its first ethylene plant ("E1") in Joffre, Alberta in 1979.

  •
  In 1984, NOVA Chemicals commenced operation of a second ethylene plant ("E2") in Joffre, Alberta, in tandem with a linear low-density polyethylene plant ("PE1").

  •
  In February 1987, NOVA Chemicals acquired its low-density and high-density polyethylene facility near Mooretown, Ontario from Union Carbide Canada Ltd. and Union Carbide Corporation ("UCC").

  •
  In September 1988, NOVA Chemicals acquired Polysar Energy & Chemical Corporation, a company with significant chemical operations. Through this purchase, NOVA Chemicals acquired its Corunna, Ontario olefins facility, its original styrenics business and a rubber business that was subsequently sold to Bayer AG in October 1990.

  •
  In January 1994, NOVA Chemicals completed a series of transactions whereby it exchanged its methanol assets for common shares of Methanex Corporation ("Methanex") and purchased additional Methanex common shares. In June 2003, NOVA Chemicals completed the sale of its approximately 37% equity interest in Methanex. The Corporation has no remaining equity interest in Methanex.

  •
  In June 1994, NOVA Chemicals acquired its linear low-density and high-density polyethylene facility at the St. Clair River site in Corunna, Ontario, as well as the proprietary SCLAIRTECH™ technology and a global SCLAIRTECH technology licensing business, from DuPont Canada Inc. ("DuPont").

  •
  In September 1996, NOVA Chemicals acquired the styrenics business of ARCO Chemical Company ("ARCO").

  •
  In December 1996, NOVA Chemicals announced that it had developed Advanced SCLAIRTECH™ polyethylene technology.

  •
  In December 1998, NOVA Chemicals acquired the majority of Huntsman Corporation's ("Huntsman") U.S. and European styrenics businesses, excluding Huntsman's North American EPS assets.

  •
  In January 2000, NOVA Chemicals acquired the European SPS and EPS assets, Chilean EPS production and molding assets and associated worldwide sales and marketing operations of The Shell Petroleum Company Limited ("Shell").

  •
  In October 2000, NOVA Chemicals and Union Carbide Canada Inc. (now Dow Chemical Canada Inc. ("Dow")) commenced operation of a jointly owned, third ethylene plant ("E3") in Joffre, Alberta.

  •
  In July 2001, NOVA Chemicals commenced operation of its second polyethylene plant ("PE2") at Joffre, Alberta, which operates using Advanced SCLAIRTECH technology.

  •
  In January 2002, NOVA Chemicals sold its 20% interest in the Cochin Pipeline System.

  •
  In June 2003, NOVA Chemicals sold its 50% share of the Fort Saskatchewan Ethylene Storage Facility in Alberta.

Developments Since January 1, 2004

  •
  In May 2004, NOVA Chemicals shut down its linear low-density polyethylene line ("A-line") at its St. Clair River polyethylene site in Corunna, Ontario. The A-line had a nameplate production capacity of 275 million pounds ("mmlbs") per year.

  •
  In August 2004, NOVA Chemicals sold its ethylene delivery system in Alberta to Taylor NGL Limited Partnership ("Taylor"). In addition, Taylor agreed to build a feedstock pipeline to NOVA Chemicals' Joffre, Alberta site. In early 2005, construction of the Joffre feedstock pipeline and a pipeline connection to natural gas liquids production and storage facilities in Fort Saskatchewan, Alberta were completed and propane deliveries to the Joffre area ethylene plants commenced in April 2005. NOVA Chemicals operates and is the sole shipper on the Joffre feedstock pipeline. A second pipeline connection to natural gas liquids production and storage facilities in Fort Saskatchewan was completed in early 2006.

  •
  In October 2004, NOVA Chemicals announced that it had been selected by Pemex Petroquímica as a partner in a feasibility study for a potential world-scale ethylene and polyethylene complex in Mexico. During 2005, it was determined that this project, as originally planned, would not proceed due to raw material pricing issues. However, an alternative version of the project has been proposed and NOVA Chemicals is in discussions with potential partners.

  •
  In December 2004, NOVA Chemicals sold its interest in the Alberta Ethane Gathering System ("AEGS") to Fort Chicago Energy Partners LP ("Fort Chicago"). NOVA Chemicals continues to transport ethane on the system and physically operates and maintains the system.

  •
  In January 2005, NOVA Chemicals announced a series of modernization upgrades to its Corunna, Ontario ethylene flexi-cracker to enhance energy efficiency, reduce emissions, strengthen operating reliability, and expand ethylene and propylene capacity. The majority of the upgrades took place in 2005 and 2006 with the final upgrades (modifications to two existing furnaces) scheduled for completion in April 2007. Ethylene and propylene capacity have been expanded by 250 mmlbs per year and 150 mmlbs per year, respectively, pending completion of the upgrades. In both cases, capacity expansion is dependent on feedstock mix. In addition to expanding ethylene and propylene capacity, the upgrades are expected to improve the energy efficiency for most of the Corporation's major products produced at the facility by 15%, reduce emissions and strengthen operating reliability.

  •
  In February 2005, in response to increased demand, NOVA Chemicals announced plans for a series of expansions of ARCEL® moldable foam resin manufacturing capacity from approximately 30 mmlbs per year in 2005 to 100 mmlbs per year by the end of 2006. As part of this initiative, in September 2005, NOVA Chemicals announced that it entered into a long-term agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal Chemical Industrial Corporation ("Loyal"), to provide new finishing capacity for ARCEL moldable foam resin near Shanghai, China. The start up of this facility was announced during the third quarter of 2006. At the end of 2006, NOVA Chemicals had base resin capacity to produce 100 mmlbs per year of ARCEL resin.

  •
  In September 2005, NOVA Chemicals completed an expansion and modernization project at its Bayport, Texas styrene monomer plant, which included a capacity expansion of 450 mmlbs per year.

  •
  In October 2005, Novidesa, S.A. de C.V. ("NOVIDESA"), a 50:50 joint venture in Mexico formed by NOVA Chemicals and GRUPO IDESA, commenced operations. NOVIDESA markets higher-value EPS for applications such as construction and packaging in the Mexican markets and distributes NOVA Chemicals' SPS in Mexico. NOVIDESA does not manufacture EPS or other styrenic polymers. GRUPO IDESA manufactures EPS for NOVIDESA under an exclusive tolling agreement.

  •
  In October 2005, NOVA Innovene, a 50:50 joint venture formed by the merger of the European styrenic polymer business of NOVA Chemicals and Innovene, the commodity chemicals business of BP p.l.c. ("BP"), commenced operations. On December 16, 2005, United Kingdom-based INEOS announced that it had acquired Innovene. NOVA Innovene has five manufacturing facilities in France, Germany, The Netherlands and Sweden, including a contract for capacity at a manufacturing facility in Wingles, France. The Wingles facility is expected to be transferred to NOVA Innovene before the end of the second quarter of 2007.

  •
  In October 2005, NOVA Innovene announced it planned to permanently cease EPS production at its Berre, France plant in 2006 and permanently shut down a previously idled EPS plant in Carrington, United Kingdom. The two plants represented nearly 30% of NOVA Innovene's total EPS capacity and more than 10% of Western European industry capacity. NOVA Innovene ceased EPS production at Berre, France in August 2006.

  •
  In January 2006, NOVA Chemicals ceased production of EPS at its Quilicura, Chile facility. NOVA Chemicals continues to operate its two EPS molding facilities in Quilicura and El Tepual, Chile.

  •
  In June 2006, NOVA Chemicals completed the shutdown of SPS production at its Chesapeake, Virginia, site. The plant had SPS production capacity of 300 mmlbs per year and compounding capability of 170 mmlbs per year. In addition, in October 2006, the Corporation discontinued compounding at this facility and entered into tolling arrangements with outside compounders for its ZYLAR® resins. NOVA Chemicals also sold several of its compounded styrenic polymer product lines (including customer lists) that were previously manufactured at the Chesapeake, Virginia site, including its ZYNTAR® ignition resistant resins that are used primarily for television cabinets and additive modified polystyrene grades used in applications requiring consistent color, U.V. or other properties. The Chesapeake Technology Center was consolidated into NOVA Chemicals' United States technology organization at its Beaver Valley site during 2006.

  •
  In June 2006, NOVA Chemicals announced that it was restructuring into three business units in order to better align resources and reduce costs. NOVA Chemicals' core Olefins/Polyolefins business unit remained intact; however, NOVA Chemicals divided its styrenics business into two units: Performance Styrenics and STYRENIX. Performance Styrenics, a core business unit, includes NOVA Chemicals' EPS and styrenic polymer Performance Products assets, its interest in Lyondell's PO/SM facility in Channelview, Texas, which provides the Performance Styrenics business unit with styrene monomer pursuant to a long-term styrene monomer processing agreement and NOVA Chemicals' interests in downstream development ventures for end-use consumer and industrial applications. STYRENIX, NOVA Chemicals' non-core commodity styrenics business unit, includes NOVA Chemicals' styrene monomer and SPS assets in North America, as well as its interest in NOVA Innovene, the European styrenic polymer 50:50 joint venture with INEOS. NOVA Chemicals operates STYRENIX as a separate business unit with limited corporate support and overhead. The restructuring positions NOVA Chemicals to focus on its advantaged feedstock and manufacturing position for its core business units, Olefins/Polyolefins and Performance Styrenics. The restructuring enabled NOVA Chemicals to reduce costs company-wide by $65 million per year by the end of 2006.

  •
  In July 2006, NOVA Chemicals and Dietrich Metal Framing ("Dietrich"), a Worthington Industries company, announced that the two companies formed a 50:50 joint venture that will develop and manufacture durable, energy-saving, composite construction products and systems. The joint venture combines Dietrich's expertise in light-gauge steel framing with NOVA Chemicals' EPS technology to produce strong, efficient building systems for residential and light commercial use.

  •
  In October 2006, NOVA Innovene closed its Carrington, United Kingdom SPS facility. The cessation of SPS production at the Carrington facility removed approximately six percent of European SPS industry capacity and reduced NOVA Innovene's fixed costs by approximately $14 million per year.

  •
  In December 2006, NOVA Chemicals' tolling agreement with Lyondell (as successor to ARCO) for approximately 400 mmlbs per year of styrene monomer expired.

  •
  During 2006, NOVA Chemicals made operational improvements to PE1 during 2006, which increased capacity at PE1 from 1,310 mmlbs per year at December 31, 2005 to 1,400 mmlbs per year at the end of 2006.

ANTICIPATED DEVELOPMENTS IN 2007

  •
  In connection with its restructuring initiatives, NOVA Chemicals has been exploring all strategic options with respect to its STYRENIX business unit, including the sale of the unit, formation of a joint venture with one or more producers, or a spin-off. While all options continue to be evaluated, there can be no assurance that the exploration of strategic alternatives will result in a transaction.

  •
  If a transaction involving STYRENIX is completed, NOVA Chemicals will be a smaller company focused on leveraging the strengths of its core business — its historically profitable Olefins/Polyolefins business unit and its Performance Styrenics business unit.

  •
  NOVA Chemicals will continue to focus on cost-reduction activities. As part of a broad cost-reduction program, NOVA Chemicals expects to increase annual cost savings (including the $65 million per year cost savings achieved as part of the restructuring in 2006) to approximately $140 million by the end of

    2007. NOVA Chemicals expects the total cost savings to be achieved by a combination of workforce reductions, the closure of the Chesapeake, Virginia facility, the expiration of long-term styrene monomer contracts and synergies related to the NOVA Innovene joint venture.

  •
  NOVA Chemicals plans to commence operational improvements to increase capacity at its Advanced SCLAIRTECH technology polyethylene plant in Joffre, PE2. The expansion, which NOVA Chemicals anticipates will be completed in 2008, is expected to increase annual capacity by approximately 150 mmlbs to 1,000 mmlbs.

  •
  NOVA Chemicals plans to make additional operational improvements at PE1, which are expected to increase capacity from 1,400 mmlbs per year to 1,450 mmlbs per year by the beginning of 2008.

  •
  NOVA Chemicals will continue to evaluate investments in companies or participation in downstream development ventures for end-use consumer and industrial applications, such as its 50:50 joint venture with Dietrich. NOVA Chemicals' strategy with respect to these business opportunities is to capture more of the value through the chain in addition to the sale of resins. NOVA Chemicals' current expectations for these business opportunities include:

  •
  NOVA Chemicals plans to build upon its existing development arrangements with cup and container manufacturers in the United States, Europe and Asia to maximize value of its IMx™ technology, a unique technology used to manufacture "in-mold labeled" EPS cups and containers that deliver a revolutionary combination of outstanding graphics as well as hot or cold insulation. NOVA Chemicals also plans to capture margin through royalties and licensing of IMx technology.

  •
  NOVA Chemicals plans to continue to commercialize its new insulating concrete forms, or ICFs, to penetrate developing construction markets such as Mexico, India and China. ICFs are lightweight, high-strength, permanent concrete forms with EPS for insulation. ICFs replace masonry and other traditional construction methods to produce quality homes in less time, with less expense and with fewer skilled workers.

  •
  NOVA Chemicals plans to continue to commercialize and license its proprietary lightweight concrete EPS technology. Lightweight concrete delivers significant cost and design advantages for the building and construction markets.

  •
  Through LRM Industries, LLC ("LRM"), a 50:50 joint venture between the Corporation's subsidiary, NOVA Chemicals Inc., and Envirokare Composite Corporation (a unit of Envirokare Tech, Inc.), NOVA Chemicals plans to commercialize TPF ThermoPlastic Flowforming™ technology. TPF ThermoPlastic Flowforming technology is an emerging process technology for the low pressure, fully automated molding of long-fiber-reinforced thermoplastic and unreinforced thermoplastic large structural parts providing enhanced mechanical properties. In addition to its interest in LRM, NOVA Chemicals Inc. beneficially owns more than 10% of the outstanding common stock of Envirokare Tech, Inc.

  •
  The Alberta government recently announced an initiative that would provide incentives to chemical companies to extract and consume ethane in the province, while maintaining current globally competitive costs. The government has said that it expects these Alberta ethane extraction regulations to be finalized and implemented during 2007. NOVA Chemicals will assess the impact of these regulations and hopes to take advantage of them to increase ethane extraction in Alberta.

  •
  NOVA Chemicals' purchase agreement with Shell for up to 500 mmlbs per year of styrene monomer will expire in December 2007. NOVA Chemicals does not plan to renew the agreement.

SUBSIDIARIES OF NOVA CHEMICALS

        The following list includes all material subsidiaries of NOVA Chemicals and indicates their respective jurisdictions of incorporation, continuance or organization. All of the voting securities of each material subsidiary are held directly or indirectly by NOVA Chemicals:

Name	Jurisdiction
NOVA Chemicals (Canada) Ltd./NOVA Chimie (Canada) Ltée.	Canada
NOVA Chemicals Inc.(1)	Delaware, U.S.A.
NOVA Chemicals (International) S.A.	Switzerland
Novacor Chemicals Investments B.V.	The Netherlands
NOVA Chemicals Quimica Holdings, S.L.	Spain
NOVA Investments (U.S.) Inc.	Delaware, U.S.A.
NOVA Petrochemicals Ltd.	Alberta, Canada

Note:

  (1)
  Information with respect to the preferred shares issued in connection with the December 31, 1998 Huntsman acquisition is described in Note 8 in the Consolidated Financial Statements included in NOVA Chemicals' 2006 Annual Report.

        The following chart summarizes NOVA Chemicals' simplified corporate structure showing principal operating entities and jurisdictions of incorporation, continuance or organization (dotted lines signify an indirect holding):

BUSINESS

General

        NOVA Chemicals' principal business is the production and marketing of plastics and chemicals. NOVA Chemicals operates an Olefins/Polyolefins business unit that produces and markets ethylene, polyethylene, higher-value polyethylene that NOVA Chemicals refers to as its polyethylene Performance Products and a variety of chemical and energy products (commonly known as co-products). NOVA Chemicals also operates a Performance Styrenics business unit that produces and markets EPS as well as higher-value styrenic polymers, which it refers to as its styrenic polymer Performance Products. NOVA Chemicals' non-core commodity styrenics business unit, STYRENIX, produces and markets styrene monomer and SPS in North America and, through NOVA Innovene, its European styrenic polymer 50:50 joint venture with INEOS, SPS and EPS in Europe.

        Ethylene and styrene monomer are basic chemicals used to manufacture a wide variety of polymers and other chemical products. In North America, NOVA Chemicals produces polyethylene and styrenic polymers, primarily from its internal ethylene and styrene monomer production. NOVA Chemicals also has an interest in Lyondell's PO/SM facility in Channelview, Texas and an associated long-term styrene monomer processing agreement to acquire styrene monomer from Lyondell on the U.S. Gulf Coast, and styrene monomer purchase arrangements and swaps with Shell in Europe and other parties in Europe and North America. The long-term styrene monomer processing agreement associated with NOVA Chemicals' interest in Lyondell's PO/SM facility in Channelview, Texas that produces styrene monomer as a co-product of propylene oxide production provides sufficient styrene monomer supply for the operation of NOVA Chemicals' Performance Styrenics business unit. The remainder of NOVA Chemicals' styrene monomer production capacity in North America is part of its non-core STYRENIX business unit. Ethylene and styrene monomer production in excess of NOVA Chemicals' internal consumption requirements is sold to third parties. In addition, NOVA Chemicals is engaged in various swap transactions with other producers of ethylene and styrene monomer where it has limited or no ethylene or styrene monomer production capability.

        NOVA Chemicals produces the following sub-varieties of polyethylene: high-density polyethylene ("HDPE"), low-density polyethylene ("LDPE") and linear low-density polyethylene ("LLDPE"). The styrenic polymers that NOVA Chemicals produces include SPS and EPS. In addition, NOVA Chemicals develops, manufactures and markets Performance Products. These Performance Products include SURPASS® and some SCLAIR® polyethylene resins made with Advanced SCLAIRTECH technology and ARCEL, DYLARK® and ZYLAR styrenic polymer resins. Polyethylene, styrenic polymers and polyethylene and styrenic Performance Products are used in a wide range of applications including rigid and flexible packaging, containers, plastic bags, plastic pipe, consumer electronics, building and construction materials, automotive components, housewares and other industrial and consumer goods.

Properties and Production Facilities

        Including its interest in Lyondell's PO/SM facility, NOVA Chemicals' products are manufactured at 13 sites in North America. All production facilities are owned by NOVA Chemicals (except the Channelview, Texas facility, in which NOVA Chemicals has an interest, and the E3 production facility at Joffre, Alberta, in respect of which NOVA Chemicals and Dow each own 50%). With the exception of its Belpre, Ohio facility and the Channelview facility, NOVA Chemicals owns the land on which its production facilities are located. In addition to NOVA Chemicals' manufacturing sites, NOVA Innovene produces styrenic polymers at five sites in Europe, including a contract for capacity at a manufacturing facility in Wingles, France.

        In addition to its production facilities, NOVA Chemicals leases or owns approximately 594,000 square feet of office space in numerous locations, mostly in North America. Its registered office and Canadian operating center is located in Calgary, Alberta. Its United States operating center and executive offices are located in Moon Township, Pennsylvania.

        The following show NOVA Chemicals' plastics and chemical product flow and production facilities.

Product Flow Chart

Notes:
(1)	NOVA Chemicals historically managed part of its ethylene supply balance by transferring ethylene from Joffre, Alberta to Corunna, Ontario via the Cochin Pipeline System. However, in March 2006, the owners of the Cochin Pipeline System announced plans to reduce operating pressure of the Cochin Pipeline System for safety reasons and, due to its higher vapor pressure, to suspend ethylene shipments immediately until further notice. Due to the substantial completion of the modernization upgrades at its Corunna, Ontario olefins facility, NOVA Chemicals is able to supply its Ontario polyethylene plants with ethylene from its flexi-cracker in Corunna, Ontario and is not affected in any material way by the suspension of ethylene shipments on the Cochin Pipeline System.
(2)	E3 is a joint venture between NOVA Chemicals and Dow. Nameplate capacity is 2,800 mmlbs per year. NOVA Chemicals' share of the production capacity is 50% and is used internally or sold to merchant ethylene customers.
(3)	This asset is included in NOVA Chemicals' non-core STYRENIX business unit.
(4)	This asset is included in NOVA Chemicals' Performance Styrenics business unit.
(5)	NOVA Chemicals has an interest in this Lyondell PO/SM facility. NOVA Chemicals provides its share of ethylene and benzene to this facility and receives only styrene monomer from the facility pursuant to a long-term styrene monomer processing agreement.
(6)	NOVA Chemicals' global styrene monomer supply pool consists of long-term purchase agreements and product swaps with other producers of styrene monomer.
(7)	PE1 and PE2 purchase approximately 43% of E1, E2 and NOVA Chemicals' share of E3 ethylene production capacity.
(8)	A portion of Joffre co-products is provided to Corunna for feedstock.
(9)	In addition to producing ARCEL resin at its Monaca, Pennsylvania facility, NOVA Chemicals entered into a long-term agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal, pursuant to which base resin produced at the Monaca, Pennsylvania facility is shipped to a plant near Shanghai, China to undergo a second finishing step to become ARCEL resin.
(10)	STYRENIX receives up to 220 mmlbs per year of SPS produced at this facility.
(11)	During 2006, NOVA Chemicals discontinued compounding of its ZYLAR resins and entered into tolling arrangements with outside compounders for these resins.
(12)	In October 2005, NOVA Chemicals entered into a contract to supply NOVA Innovene with 50% of its requirements for styrene monomer.

Facility Profile (Olefins/Polyolefins)

				2006 Rated Capacity
Site		Feedstocks	Main Products
				(mmlbs/year)		(kilotonnes/year)
1.	Joffre, Alberta	Ethane/Propane	Ethylene (E1)	1,600		726
		Ethane/Propane	Ethylene (E2)	1,800		817
		Ethane	Ethylene (E3)(1)	1,400		635
			Co-products	830	(2)	377
		Ethylene	LLDPE (PE1)	1,400		635
			LLDPE & HDPE (PE2)	850		386
2.	Corunna, Ontario	Crude Oil, Condensates, Ethane, Butane, Propane, Naphtha, Gas Oils	Ethylene Co-products	1,850 4,700	(3) (2)(3)	839 2,132
3.	St. Clair River, Corunna, Ontario	Ethylene	HDPE	395		179
4.	Mooretown, Ontario	Ethylene	HDPE	505		229
			LDPE	325		147
TOTAL ETHYLENE PRODUCTION CAPACITY (Design Production)				6,650		3,016	*
TOTAL POLYETHYLENE PRODUCTION CAPACITY				3,475		1,576
Notes:
(1)	The annual design production capacity of E3 totals 2,800 mmlbs and is divided between Dow and NOVA Chemicals. NOVA Chemicals' share of the production capacity is 50%.
(2)	Production capacity is variable and depends on the feedstock used.
(3)
Pending completion of a series of modernization upgrades, which are expected to be completed in April 2007, ethylene design capacity is approximately 1,850 mmlbs per year and propylene design capacity is approximately 900 mmlbs per year, resulting in approximately 4,700 mmlbs per year of co-product capacity. In both cases, capacity is dependent on feedstock mix.
*	Difference between total and individual plant values attributable to rounding.

Facility Profile (Performance Styrenics)

				2006 Rated Capacity
Site		Feedstocks	Main Products
				(mmlbs/year)	(kilotonnes/year)
Styrene Monomer
1.	Channelview, Texas(1)	Benzene, Ethylene	Styrene Monomer	400	181
TOTAL STYRENE MONOMER PRODUCTION CAPACITY				400	181
Styrenic Polymers
1.	Monaca, Pennsylvania	Styrene Monomer	ARCEL, EPS and DYLARK	475	216
2.	Belpre, Ohio(2)	Styrene Monomer	NAS, DYLARK FG and SPS	325	147
3.	Painesville, Ohio	Styrene Monomer	EPS	85	39
TOTAL STYRENIC POLYMERS PRODUCTION CAPACITY				885	402
Notes:
(1)	This represents an interest in the Lyondell Channelview, Texas facility and the long-term styrene monomer processing agreement associated with that interest.
(2)	STYRENIX receives up to 220 mmlbs/year of SPS from the Belpre, Ohio facility.

Facility Profile (STYRENIX)

				2006 Rated Capacity
Site		Feedstocks	Main Products
				(mmlbs/year)		(kilotonnes/year)
Styrene Monomer
1.	Bayport, Texas	Benzene, Ethylene	Styrene Monomer	1,700	(1)	771
2.	Sarnia, Ontario	Benzene, Ethylene	Styrene Monomer	950		431
TOTAL STYRENE MONOMER PRODUCTION CAPACITY				2,650		1,202
SPS
1.	Decatur, Alabama	Styrene Monomer	SPS	425		193
2.	Montréal, Québec	Styrene Monomer	SPS	120		54
3.	Springfield, Massachusetts	Styrene Monomer	SPS	330		150
TOTAL SPS PRODUCTION CAPACITY				875		397
NOVA INNOVENE Styrenic Polymers(2)
1.	Breda, The Netherlands	Styrene Monomer	EPS, SPS and STYROSUN	396		180
2.	Marl, Germany	Styrene Monomer	EPS and SPS	584		265
3.	Ribécourt, France	Styrene Monomer	EPS and EPS Silver	198		90
4.	Trelleborg, Sweden	Styrene Monomer	SPS	187		85
5.	Wingles, France(3)	Styrene Monomer	EPS and SPS	595		270
TOTAL NOVA INNOVENE STYRENIC POLYMERS				1,960	*	890
Notes:
(1)
During 2005, NOVA Chemicals completed an expansion and modernization project at this facility that resulted in approximately 450 mmlbs per year of additional production capacity. Approximately 220 mmlbs per year of this capacity is committed to BASF Corporation as part of a capacity reservation arrangement made to partly finance the modernization project.
(2)	NOVA Chemicals owns 50% of NOVA Innovene.
(3)
The Wingles, France facility is not currently owned by NOVA Innovene. INEOS is responsible for contributing this facility to the joint venture. NOVA Chemicals expects the Wingles facility to be transferred to NOVA Innovene before the end of the second quarter of 2007. In the meantime, NOVA Innovene continues to supply all of the styrene monomer required for the operation of the Wingles facility and is the sole distributor of all styrenic polymers produced at the Wingles facility.
*	Difference between total and individual plant values attributable to rounding.

Olefins/Polyolefins

        NOVA Chemicals' Olefins/Polyolefins core business unit produces ethylene and polyethylene. As part of the ethylene production process, and in the preparation of feedstocks for this process, NOVA Chemicals also produces a number of co-products.

        The Joffre, Alberta site is integrated with AEGS, which connects large-scale ethane extraction plants to NOVA Chemicals' ethylene crackers. The Joffre feedstock pipeline is also integrated with the Joffre site and connects natural gas liquids production and storage facilities in Fort Saskatchewan, Alberta to the Joffre site. Ethylene is fed directly to onsite polyethylene production.

        The Corunna, Ontario ethylene facility is connected to multiple pipeline systems that, in conjunction with the facility's flexi-cracker capabilities, enable NOVA Chemicals to optimize its feedstock slate. The Corunna facility provides ethylene by pipeline to NOVA Chemicals' polyethylene production facilities in Mooretown, Ontario and its St. Clair River site in Corunna, Ontario, and to its styrene monomer plant in Sarnia, Ontario. In addition, NOVA Chemicals utilizes rail and marine transport to transport feedstocks.

        For financial reporting purposes, NOVA Chemicals has three reportable segments as part of its Olefins/Polyolefins business unit: Joffre Olefins, Corunna Olefins and Polyethylene. The Olefins/Polyolefins business unit's consolidated revenue for 2006 was $4.3 billion (2005: $3.6 billion), which represented approximately 63%

(2005: 61%) of NOVA Chemicals' total revenue (before intersegment eliminations). In 2006, Joffre Olefins revenue was $1.7 billion (2005: $1.7 billion), Corunna Olefins revenue was $2.0 billion (2005: $1.4 billion) and Polyethylene revenue was $1.9 billion (2005: $1.6 billion), which represented approximately 31% (2005: 36%), 35% (2005: 30%) and 34% (2005: 34%), respectively, of the Olefins/Polyolefins business unit's total revenue (before intersegment eliminations).

  Ethylene

        NOVA Chemicals has annual production capacity of approximately 6,700 mmlbs of ethylene (excluding Dow's share of E3). Ethylene is a commodity chemical that NOVA Chemicals produces through thermal cracking of various feedstocks, a process that uses high temperatures to break down the carbon chains. The feedstocks used to produce ethylene are natural gas liquids and crude oil derived feedstocks including ethane, naphtha, propane, butane and gas oils. The two most common feedstocks used by NOVA Chemicals are ethane and, to a lesser extent, naphtha. Ethylene is used in the manufacture of polyethylene, styrene monomer, styrenic polymers and polyvinyl chloride, as well as chemical intermediates such as ethylene oxide, ethylene glycol, ethylene dichloride and vinyl acetate.

        NOVA Chemicals produces ethylene at two locations, Joffre, Alberta and Corunna, Ontario.

  Joffre, Alberta Facility

        NOVA Chemicals has three ethylene production facilities at Joffre, Alberta: E1, E2 and E3 (E3 is 50% owned by Dow). Since July 2004, NOVA Chemicals has shared the ethylene produced at E3 with Dow at a 50:50 ratio. These three plants have an annual production capacity of approximately 1,600, 1,800 and 2,800 mmlbs of ethylene (including Dow's share of E3 production), respectively, for a total combined capacity of 6,200 mmlbs. The combined co-product production capacity of E1, E2 and E3 is approximately 830 mmlbs per year.

        Approximately 43% of the ethylene produced at these facilities (excluding Dow's share of E3 production) is used internally to support NOVA Chemicals' Joffre polyethylene production and the rest is sold to third parties. Third party sales are facilitated through a variety of medium to long-term contracts. These contracts typically contain pricing mechanisms that include a cost recovery component and a market-based component. A tolling arrangement permits a third party to use a portion of E1 ethylene production capacity until the end of 2008.

        All of the ethylene plants at the Joffre site use ethane as their primary feedstock. Ethane is typically supplied under contracts with the owners of natural gas liquids extraction and fractionation plants located in Alberta. Most of these supply agreements have 10 to 20 years remaining on the initial term with the possibility of renewal by the parties. The price NOVA Chemicals pays under these agreements consists of two components: (1) a fee to cover an agreed upon portion of the costs of plant operation and return on invested capital (this component may be fixed or vary with production) and (2) the cost to replace the energy content of the ethane extracted from the gas stream (this component varies with the price of natural gas; NOVA Chemicals may pay the owner for replacement natural gas or purchase or swap natural gas to physically replace the energy content of the ethane). NOVA Chemicals supplements its ethane supplies through spot purchases.

        NOVA Chemicals has enhanced its ethane feedstock availability through the development of third-party sources. One third-party source of ethane is from the ethane extraction facility adjacent to the Joffre site, which extracts natural gas liquids from the natural gas used as fuel for both NOVA Chemicals' Joffre site and Dow's Prentiss, Alberta site. A second source of incremental ethane is from modifications made to existing extraction plants. These modifications enable the extraction of additional volumes of ethane from the same volume of natural gas.

        NOVA Chemicals has the flexibility to use propane in addition to ethane for a portion of the Joffre feedstock requirements. Propane can be transported to Joffre by the Joffre feedstock pipeline owned by Taylor.

        NOVA Chemicals continuously looks for opportunities to expand feedstock flexibility and supply to enhance operational flexibility and support longer-term growth opportunities. The Alberta government recently announced that it intends to provide incentives that will encourage chemical companies to expand ethane extraction facilities in the province, while maintaining current globally competitive costs. The government has said that it expects the Alberta ethane extraction regulations to be finalized and implemented during 2007. NOVA Chemicals will assess the impact of these regulations and hopes to take advantage of them to increase ethane extraction in Alberta.

        Virtually all of the ethane requirements for the Joffre site are transported via AEGS. Under a long-term transportation agreement, NOVA Chemicals has the right to ship ethane on AEGS. NOVA Chemicals has also signed an operating agreement with Fort Chicago, the owner of AEGS. Under this agreement, NOVA Chemicals is responsible for the physical operation of AEGS, while Fort Chicago has responsibility for all commercial aspects of AEGS operations.

        As part of the ethylene production process at Joffre, NOVA Chemicals produces approximately 830 mmlbs of co-products per year. Co-products, other than hydrogen and carbon dioxide, are shipped by railcar to markets in Alberta, Ontario and the U.S. Gulf Coast.

        Historically, NOVA Chemicals managed part of its ethylene supply balance by transferring ethylene from Joffre to Corunna, Ontario via the Cochin Pipeline System, an open access multi-product common carrier liquids pipeline. However, in March 2006, the owners of the Cochin Pipeline System announced plans to reduce operating pressure of the Cochin Pipeline System for safety reasons and, due to its higher vapor pressure, to suspend ethylene shipments immediately until further notice. Due to the substantial completion of the modernization upgrades at its Corunna, Ontario olefins facility, NOVA Chemicals is able to supply its Ontario polyethylene plants with ethylene from its flexi-cracker in Corunna, Ontario and is not affected in any material way by the suspension of ethylene shipments on the Cochin Pipeline System.

  Corunna, Ontario Facility

        The Corunna, Ontario olefins facility, located near Sarnia, Ontario, has an annual production capacity of approximately 1,850 mmlbs of ethylene and 900 mmlbs of propylene, pending completion of a series of modernization upgrades in April 2007. In both cases, capacity is dependent on feedstock mix. The Corunna olefins facility has the flexibility to process a wide range of hydrocarbon feedstocks including crude oil, condensates, ethane, propane, butane, naphtha and gas oils to produce primary chemicals for use by NOVA Chemicals' downstream operations and for sale to third parties. The feedstock chosen depends on market conditions and is determined by using a model that calculates the most profitable mix of co-products that can be produced from the optimal feedstock slate. The majority of ethylene production from the Corunna olefins facility is used internally by NOVA Chemicals to produce polyethylene and styrene monomer.

        The blend of feedstocks processed in the Corunna, Ontario olefins facility determines the range of co-products obtained, with heavier feedstocks such as naphtha producing more co-products. The facility has a production capacity of approximately 4,700 mmlbs of co-products per year, pending completion of the modernization upgrades.

        Feedstocks for the Corunna, Ontario olefins facility are obtained from a wide variety of sources. A substantial proportion of crude oil, the main feedstock, is sourced from western Canadian and United States domestic producers and delivered via the Enbridge Inc. ("Enbridge") pipeline system. Condensate, a lighter feedstock than crude oil, yields a higher proportion of olefins versus fuel oil co-products. Crude oil and condensate feedstocks are also sourced from outside Canada with delivery via pipeline from Portland, Maine. From Portland, Maine, feedstock deliveries connect to Enbridge's pipeline in Montréal, Québec, providing Corunna with purchasing flexibility and less reliance on western Canadian crude and condensates. Ethane, propane, butane and naphtha are sourced from western Canadian and local producers as well as United States sources, principally by pipeline.

  Co-Products

        Co-products are produced in the ethylene manufacturing process and can be grouped into two categories: chemical co-products and energy co-products. Chemical co-products include propylene, benzene, and butadiene — building blocks that are used to make items such as tires, carpet and clothing fibers, or household goods. Energy co-products include gasoline additives and fuel oil. The profitability of co-products depends on energy prices and the supply and demand balance for each co-product. Co-product production depends on the feedstock mix. Total capacity volumes of co-products are approximately 5,500 mmlbs per year and vary depending on feedstock. The majority of co-products produced at NOVA Chemicals' Joffre, Alberta and Corunna, Ontario facilities are sold to third parties. However, some co-products are consumed internally by NOVA Chemicals either as fuel or for the production of other products produced by NOVA Chemicals (for example, benzene, a co-product produced at the Corunna flexi-cracker is transported by pipeline from this facility to the Sarnia, Ontario styrene monomer facility and is used in the production of styrene monomer by the STYRENIX business unit).

  Polyethylene

        NOVA Chemicals has annual production capacity of approximately 3,500 mmlbs of polyethylene. Polyethylene is produced through the polymerization of ethylene. NOVA Chemicals produces polyethylene from ethylene supplied from its Joffre, Alberta and Corunna, Ontario facilities at three locations in Canada: Joffre, Alberta; St. Clair River, Corunna, Ontario; and Mooretown, Ontario.

        NOVA Chemicals' has two polyethylene plants located at Joffre, Alberta, PE1 and PE2. PE1 has an annual production capacity of approximately 1,400 mmlbs and produces LLDPE from ethylene supplied from E1, E2 and E3. PE1 utilizes gas-phase process technology originally licensed from UCC. The licenses from UCC are fully paid. Accordingly, NOVA Chemicals pays no royalties for the use of this technology and independently sustains and develops this technology as used in NOVA Chemicals' facilities. PE2 has a design capacity of 850 mmlbs per year. PE2 uses Advanced SCLAIRTECH technology to produce NOVA Chemicals' polyethylene Performance Products.

        In June 1994, NOVA Chemicals purchased DuPont's Canadian polyethylene business. Assets of the business included a polyethylene plant located at the St. Clair River site in Corunna, Ontario, the proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business. Ethylene feedstock is supplied from the Corunna olefins facility. In May 2004, NOVA Chemicals shut down the A-line at this facility, which eliminated LLDPE capacity of 275 mmlbs per year. The remaining B-line currently has annual HDPE production capacity of approximately 395 mmlbs.

        NOVA Chemicals' two polyethylene plants located near Mooretown, Ontario have an annual production capacity of approximately 830 mmlbs. Ethylene feedstock is supplied from the Corunna, Ontario olefins facility. One of these plants uses the gas-phase process technology originally licensed from UCC to produce HDPE and the other plant uses high pressure process technology, also originally licensed from UCC, to produce LDPE. The license from UCC for the high pressure process technology is fully paid.

  Polyethylene Performance Products

        After acquiring SCLAIRTECH technology in 1994, NOVA Chemicals further developed the technology and, in December 1996, announced that it had developed Advanced SCLAIRTECH technology. Advanced SCLAIRTECH solution-phase technology yields polyethylene Performance Products that NOVA Chemicals believes provide several advantages over standard polyethylene resins, such as clarity and toughness in end-use products manufactured by NOVA Chemicals' customers.

        Advanced SCLAIRTECH technology used at PE2 includes two proprietary catalyst systems. The Ziegler-Natta ("Z-N") catalyst introduced in 2001 is used to make NOVA Chemicals' SCLAIR line of polyethylene products. These are octene-based polyethylene grades for film applications. In 2003, NOVA Chemicals commercialized a single-site catalyst using Advanced SCLAIRTECH technology and introduced a series of new polyethylene products under the brand SURPASS resins. SURPASS resins have been commercialized for film, rotational molding and thin wall injection molding applications. By the end of 2006, sales of Performance

Product SCLAIR and SURPASS resins represented approximately 60% of NOVA Chemicals' Advanced SCLAIRTECH technology plant, PE2, production capacity with the balance of polyethylene production being sold in commodity applications.

  Other Olefin Related Business Interests

  Joffre, Alberta Linear Alpha Olefins Plant

        In the third quarter of 2001, a predecessor of INEOS Canada Partnership commissioned a linear alpha olefins plant on NOVA Chemicals' Joffre, Alberta site. NOVA Chemicals supplies ethylene to the linear alpha olefins plant and receives linear alpha olefins for use by NOVA Chemicals' polyethylene facilities. This contract contains a pricing mechanism that includes a cost recovery component and a market-based component, which results in NOVA Chemicals receiving linear alpha olefins at a competitive cost, which, in turn, contributes to the cost efficiencies of the large-scale Joffre site.

  Joffre, Alberta Cogeneration Plant

        In June 2000, ATCO Power Canada Ltd. ("ATCO"), an affiliate of EPCOR Utilities Inc. ("EPCOR") and NOVA Chemicals opened a natural gas-fired cogeneration power plant with a nominal installed peak capacity of 450 megawatts at NOVA Chemicals' production site at Joffre, Alberta. The power plant supplies the electrical and steam needs for the entire Joffre site, with excess power sold to Alberta's provincial power grid. The three companies jointly own the cogeneration facility, with ATCO serving as the facility operator. The respective interests of the parties are 40% for each of ATCO and EPCOR and 20% for NOVA Chemicals.

Performance Styrenics

        NOVA Chemicals' Performance Styrenics core business unit includes NOVA Chemicals' EPS and styrenic polymer Performance Products assets, its interest in Lyondell's PO/SM facility in Channelview, Texas and NOVA Chemicals' interests in downstream development ventures for end-use consumer and industrial applications.

        The long-term styrene monomer processing agreement associated with NOVA Chemicals' interest in Lyondell's PO/SM facility provides sufficient styrene monomer supply for the operation of NOVA Chemicals' Performance Styrenics business unit.

        Performance Styrenics revenue was $421 million in 2006 (2005: $392 million), which represented approximately 6% (2005: 7%) of NOVA Chemicals' total revenue (before intersegment eliminations).

  North American Expandable Polystyrene

        NOVA Chemicals produces EPS at its Beaver Valley site at Monaca, Pennsylvania and at its Painesville, Ohio facility. Total rated production capacity of 370 mmlbs per year ranks NOVA Chemicals as the largest EPS producer in North America. EPS resins are used in applications such as foam cups, noodle bowls, takeout and ice cream containers, insulation board and foam packaging. NOVA Chemicals' EPS cup and container resin is sold under the trademark DYLITE®.

  Chile

        As part of the Shell acquisition in January 2000, NOVA Chemicals acquired an EPS production plant and two EPS molding plants in Chile. The plants produce small volumes of molded products for the South American fish packaging, housing and construction markets. NOVA Chemicals ceased production of EPS at its Quilicura, Chile facility in January 2006. NOVA Chemicals still operates EPS molding plants in Quilicura and El Tepual, Chile.

  North American Styrenic Polymer Performance Products

        NOVA Chemicals produces styrenic polymer Performance Products at its Monaca, Pennsylvania and Belpre, Ohio facilities. NOVA Chemicals also uses third-parties to compound styrenic polymer Performance

Products at those parties' sites. In addition to ARCEL and DYLARK resins that are discussed below, current sales in the styrenic polymer Performance Products business are in NAS and ZYLAR (high-clarity styrene acrylic copolymers and blends or alloys thereof, respectively). During 2006, NOVA Chemicals discontinued internal compounding of its ZYLAR resins and entered into tolling arrangements with outside compounders for these resins.

          ARCEL and DYLARK Resins

        NOVA Chemicals' Beaver Valley site in Monaca, Pennsylvania produces ARCEL resins, which contain polystyrene and polyethylene. This expandable bead is sold into the protective packaging market. NOVA Chemicals expanded the capacity to produce ARCEL resin at its Beaver Valley site in 2006. In addition to producing ARCEL moldable foam resins at its Beaver Valley site, in September 2005, NOVA Chemicals entered into a long-term agreement with Ningbo Chang-Qiao Engineering Plastics Co., Ltd., an affiliate of Loyal, to provide new finishing capacity for ARCEL moldable foam resin near Shanghai, China. The start up of this facility was announced during the third quarter of 2006.

        The Beaver Valley site also produces DYLARK resins that are modified, styrene-based polymers that provide ease of processing, performance at elevated temperatures and foam adhesion for use in instrument panels and other parts for the global automotive industry. In addition, NOVA Chemicals produces DYLARK FG resin, which the Corporation believes provides significant opportunities in the food packaging and food service industries. DYLARK FG resin, which is produced at NOVA Chemicals' Belpre, Ohio site, combines low-temperature toughness with high-temperature rigidity for superior freezer-to-microwave performance in food packaging applications.

  Downstream Development Ventures

        NOVA Chemicals attempts to leverage its intellectual property and market expertise by entering into strategic relationships with downstream partners. Examples of these business opportunities include the following:

  •
  NOVA Chemicals' 50:50 joint venture with Dietrich that develops and manufactures durable, energy-saving, composite construction products and systems. The joint venture combines Dietrich's expertise in light-gauge steel framing with NOVA Chemicals' EPS technology to produce strong, efficient building systems for residential and light commercial use.

  •
  NOVIDESA, NOVA Chemicals' 50:50 joint venture with GRUPO IDESA in Mexico, that markets higher-value EPS for applications such as construction and packaging in the Mexican markets and distributes NOVA Chemicals' SPS in Mexico. NOVIDESA does not manufacture EPS or other styrenic polymers. GRUPO IDESA manufactures EPS for NOVIDESA under an exclusive tolling agreement.

  •
  NOVA Chemicals' development arrangements with cup and container manufacturers in the United States, Europe and Asia to maximize value of NOVA Chemicals' IMx technology, a unique technology used to manufacture "in-mold labeled" EPS cups and containers that deliver a revolutionary combination of outstanding graphics as well as hot or cold insulation.

  •
  NOVA Chemicals' commercialization efforts with respect to its new insulating concrete forms, or ICFs, to penetrate developing construction markets such as Mexico, India and China. ICFs are lightweight, high-strength, permanent concrete forms with EPS for insulation. ICFs replace masonry and other traditional construction methods to produce quality homes in less time, with less expense and with fewer skilled workers.

  •
  NOVA Chemicals' commercialization efforts with respect its proprietary lightweight concrete EPS technology. Lightweight concrete delivers significant cost and design advantages for the building and construction markets.

  •
  LRM, a 50:50 joint venture between the Corporation's subsidiary, NOVA Chemicals Inc., and Envirokare Composite Corporation. Through this joint venture, NOVA Chemicals plans to commercialize TPF ThermoPlastic Flowforming technology, an emerging process technology for the low pressure, fully automated molding of long-fiber-reinforced thermoplastic and unreinforced thermoplastic large structural parts providing enhanced mechanical properties.

        In addition to the sale of the finished products manufactured by these development ventures, NOVA Chemicals licenses certain of its proprietary technology, such as its lightweight concrete EPS technology. NOVA Chemicals strategy with respect to these business and licensing opportunities is to capture more of the value through the chain in addition to the manufacturing and sale of raw plastics.

STYRENIX

        STYRENIX includes NOVA Chemicals' styrene monomer and SPS assets in North America as well as its interest in the European styrenic polymer 50:50 joint venture with INEOS. NOVA Chemicals operates STYRENIX as a separate non-core business unit with limited corporate support and overhead.

        For financial reporting purposes, NOVA Chemicals has three reportable segments as part of its STYRENIX business unit: Styrene Monomer, North American Solid Polystyrene and NOVA Innovene European Joint Venture. The STYRENIX business unit's consolidated revenue for 2006 was $2.2 billion (2005: $1.9 billion), which represented approximately 31% (2005: 32%) of NOVA Chemicals' total revenue (before intersegment eliminations). In 2006, Styrene Monomer revenue was $1.9 billion (2005: $1.8 billion), North American Solid Polystyrene revenue was $500 million (2005: $545 million) and NOVA Innovene European Joint Venture revenue was $672 million (2005: $616 million), which represented approximately 62% (2005: 61%), 16% (2005: 18%) and 22% (2005: 21%), respectively, of the STYRENIX business unit's total revenue (before intersegment eliminations).

  Styrene Monomer

        Styrene monomer is produced from benzene and ethylene. NOVA Chemicals produces styrene monomer by the process of alkylation of ethylene with benzene to produce ethylbenzene and then dehydrogenation of ethylbenzene. NOVA Chemicals satisfies a portion of its requirements for ethylene and benzene internally and enters into arrangements with third parties for the remainder. All of the ethylene and approximately half of the benzene requirements for the Sarnia, Ontario styrene monomer facility are supplied by pipeline from NOVA Chemicals' Corunna, Ontario olefins facility. The balance of benzene feedstock is obtained from nearby petroleum refineries. Except for some ethylene obtained through swaps, the balance of ethylene and all benzene for the Bayport, Texas facility is obtained from external sources.

        NOVA Chemicals has a total rated production capacity of 2,650 mmlbs of styrene monomer per year at sites in Sarnia, Ontario (950 mmlbs) and Bayport, Texas (1,700 mmlbs). As part of the acquisition of ARCO's styrenics business in 1996, NOVA Chemicals entered into a tolling agreement with Lyondell (as successor to ARCO) for approximately 400 million additional pounds per year of styrene monomer from the Channelview facilities. This tolling agreement expired in December 2006.

        In October 2005, NOVA Chemicals entered into a contract to supply NOVA Innovene with 50% of its requirements for styrene monomer. While NOVA Chemicals does not produce styrene monomer in Europe, NOVA Chemicals obtains a portion of its European styrene monomer feedstock required to supply NOVA Innovene at a cost comparable with the local costs of production through swap agreements with major European styrene monomer producers that have a requirement for styrene monomer feedstock in North America but do not have sufficient styrene monomer production capabilities in North America. NOVA Chemicals obtains the remainder of its European styrene monomer feedstock required to supply NOVA Innovene through a purchase agreement with Shell for up to 500 mmlbs per year. This agreement expires in December 2007.

        NOVA Chemicals' STYRENIX business unit's current annual styrene monomer production capacity, together with supply contracts, exceeds its annual internal requirements by approximately 600 mmlbs per year. This excess is sold to third parties primarily under short-term supply agreements in the merchant styrene monomer market. Until the expiration of the purchase agreement with Shell, NOVA Chemicals' STYRENIX business unit will continue to have more styrene monomer than it requires for its own SPS production.

  STYRENIX Styrenic Polymers

        NOVA Chemicals' STYRENIX business unit produces SPS (which is sold in various sub-varieties, including crystal and high-impact) in North America and, through NOVA Innovene, its joint venture with INEOS, SPS and EPS in Europe.

        STYRENIX's styrenic polymer feedstock requirements can currently be satisfied through internal styrene monomer production. Where styrene monomer is geographically dislocated, the Corporation may use a series of swap arrangements with other producers to position styrene monomer where STYRENIX needs it. NOVA Chemicals and BASF Corporation are parties to a medium-term styrene monomer swap arrangement. This contract gives both producers secure supply of styrene monomer to their downstream businesses at producer economics in both North America and Europe. NOVA Chemicals meets its contractual supply requirement from STYRENIX's existing facilities in North America. During 2005, NOVA Chemicals completed an expansion and modernization project at its Bayport styrene monomer facility that resulted in approximately 450 mmlbs per year of additional production capacity. Approximately 220 mmlbs per year of this capacity is committed to BASF Corporation as part of a capacity reservation arrangement made to partly finance the modernization project.

  North American Solid Polystyrene

        STYRENIX has a total of three SPS manufacturing facilities in North America: Decatur, Alabama; Montréal, Québec; and Springfield, Massachusetts. NOVA Chemicals' Belpre, Ohio site is included in NOVA Chemicals' Performance Styrenics business. However, STYRENIX receives up to 220 mmlbs per year of SPS from this facility. NOVA Chemicals' STYRENIX business unit's total SPS production capacity for North America (including capacity from the Belpre facility) is 1,095 mmlbs per year, consisting of both crystal and impact polystyrene.

        Crystal polystyrene end-use applications include CD jewel boxes, food packaging, one-time-use foodservice ware (cups/plates/bowls/utensils), medical applications, quick-service/convenience packaging and insulation. Impact polystyrene resins are used in applications such as office/desk supplies, small appliances, industrial spools, bathroom accessories, electronics housings, food packaging and one-time-use foodservice ware.

  European Solid Polystyrene and Expandable Polystyrene

        On October 1, 2005, NOVA Chemicals merged its European styrenic polymer business into a 50:50 joint venture with Innovene, BP's commodity chemicals business. The joint venture is named NOVA Innovene. On December 16, 2005, United Kingdom-based INEOS announced that it had acquired Innovene. Including a contract for capacity at the Wingles, France facility, NOVA Innovene has five facilities in Europe with total rated annual styrenic polymer production capacity of approximately 1,960 mmlbs. NOVA Innovene is the largest producer of SPS in Europe, with an aggregate capacity of 1,200 mmlbs per year produced at facilities in Breda, The Netherlands; Marl, Germany; Wingles, France (this facility will not be transferred to NOVA Innovene until 2007); and Trelleborg, Sweden.

        NOVA Innovene has the capability to produce EPS at four of its five European sites, with aggregate annual capacity of approximately 770 mmlbs, making it the top European EPS producer.

DISTRIBUTION OF PRODUCTS

        NOVA Chemicals' products are marketed primarily through its sales force, with support from established distributors, agents and traders. Canadian products are sold into the United States primarily through NOVA Chemicals' wholly owned subsidiary, NOVA Chemicals Inc., for resale through distribution arrangements. NOVA Chemicals' wholly owned subsidiary, NOVA Chemicals (International) S.A., sells in Europe and Asia either directly or through distribution arrangements. Distribution agreements among NOVA Chemicals' affiliates provide for arm's length pricing.

        The following table summarizes, for the years ended December 31, 2006, 2005 and 2004, the geographic segments in which NOVA Chemicals sells its products and the percentage of sales in each segment:

	Percentage of Sales, Year Ended December 31
Geographic Segment
	2006	2005	2004
Canada	35%	36%	33%
United States	42%	44%	45%
Europe and Others	23%	20%	22%

        No significant portion of NOVA Chemicals' business is dependent upon a single customer. Sales to Canadian and United States federal, state, provincial and local governmental bodies account for less than 1% of annual sales.

        In total, NOVA Chemicals has negotiated contracts that contain cost-recovery mechanisms and a market-indexed component, for the sale of approximately 2,000 mmlbs per year of ethylene.

        As part of NOVA Chemicals' ethylene production process, and in the preparation of feedstocks for this process, a number of co-products are also manufactured. Co-products are shipped to markets in Alberta, Ontario and the U.S. Gulf Coast.

        Effective April 2003, NOVA Chemicals and Helm AG entered into a sales and marketing agreement for styrene monomer in Europe. The agreement includes the transfer to Helm AG of substantially all sales and marketing activities for NOVA Chemicals' existing European styrene monomer merchant sales. This agreement expires at the end of 2007 and NOVA Chemicals does not intend to renew it.

        In connection with the joint venture agreement with INEOS, NOVA Chemicals entered into a non-competition agreement and an exclusive distribution agreement with NOVA Innovene effective October 1, 2005. These agreements require all sales in Europe of NOVA Chemicals' styrenic polymers, including styrenic polymer Performance Products (excluding DYLARK automotive resins), be made through NOVA Innovene. NOVA Chemicals and NOVA Innovene also have reciprocal agreements that require all sales in North America of NOVA Innovene's styrenic polymers be made through NOVA Chemicals.

        NOVA Chemicals leases approximately 5,000 rail hopper cars from various companies for use in transportation and delivery of its polyethylene and styrenic polymer products to customers in North America. Trucks are used for distributing products sold in bags and boxes and smaller loads of bulk products. Marine vessels are used to transport bulk product and products sold in bags and boxes, mostly to Asia. NOVA Chemicals does not own or lease trucks or ships, but does pay transportation fees under short-term arrangements.

COMPETITION

        NOVA Chemicals competes with other chemical producers on the basis of price, service, product quality, performance and deliverability. Among NOVA Chemicals' competitors are some of the world's largest plastics and chemical companies and major integrated oil companies that are larger and have greater financial resources. Some also have their own raw material resources. The keys to competing successfully in this industry are scale of facilities, low-cost feedstocks and differentiated product and process technologies.

        Prices for NOVA Chemicals' standard chemical and polymer products are determined in part by market factors, such as supply/demand balances and feedstock costs, that are beyond NOVA Chemicals' control. NOVA Chemicals generally sells these products at prevailing market prices but, on occasion, products are sold based on negotiated prices.

CYCLICALITY

        NOVA Chemicals' historical operating results reflect the cyclical and volatile nature of the commodity plastics and chemical businesses. The markets for the products manufactured by the Corporation's Olefins/Polyolefins, Performance Styrenics and STYRENIX business units historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. Because NOVA Chemicals derives nearly all of its revenue from sales of these products, its operating results are more sensitive to this cyclical nature than many of its competitors that have more diversified businesses. Currently, known ethylene and styrene monomer chain capacity additions in North America over the next several years are limited. On a global basis, while large ethylene and polyethylene additions in the Middle East and Asia have been announced, these projects continue to experience delays due to shortness of labor and construction materials. Accordingly, NOVA Chemicals does not expect all new global capacity to start up within the announced timeframes. The primary driver of cyclical upswings in the ethylene and styrenics sectors is generally the combination of limited supply growth and improved demand growth, which is driven by sustained Gross Domestic Product and industrial production growth.

        Cyclicality is exacerbated by volatility in feedstock prices. In response to higher feedstock prices and other market factors, commodity plastics and chemical producers will generally announce price increases. However, the implementation of announced price increases depends on many factors, including market conditions, the supply/demand balance for a particular product and feedstock costs, which may be beyond NOVA Chemicals' control.

INTELLECTUAL PROPERTY

Patents, Licenses and Trademarks

        NOVA Chemicals owns directly, or licenses from affiliates, a large number of patents in Canada, the United States and other countries. NOVA Chemicals also owns, or licenses through a wholly owned subsidiary, a number of trademarks, which are used to identify various chemical and plastic products. While these patents and trademarks constitute valuable assets, NOVA Chemicals does not regard any single patent or trademark as being material to its operations as a whole.

        During 2006, 172 patent applications were filed in the name of NOVA Chemicals or its subsidiaries worldwide. These include divisional and continuation patent applications as well as national and regional patent applications (which may result in more than one issued patent). 49 of the applications were in the Olefins/Polyolefins business unit, 120 were in the Performance Styrenics business unit and three were in the STYRENIX business unit. Worldwide, during 2006, 84 patents were issued to NOVA Chemicals or its subsidiaries, 62 in the Olefins/Polyolefins business unit, 20 in the Performance Styrenics business unit and two in the STYRENIX business unit.

        In connection with the NOVA Innovene joint venture, NOVA Chemicals granted a royalty-free license to NOVA Innovene for all of the intellectual property that NOVA Chemicals used to manufacture its products in Europe before NOVA Innovene began operations. The license generally covers all of NOVA Chemicals' commodity SPS and EPS products and related technologies that it manufactured or had under development in Europe. With the exception of EPS Silver resins and STYROSUN polystyrene, NOVA Chemicals' styrenic polymer Performance Products are not licensed to the NOVA Innovene joint venture.

Technology and Licensing

        NOVA Chemicals actively supports all of its technologies to maintain its competitive position, including technologies developed by NOVA Chemicals and those licensed from third parties. Some of the technologies licensed from third parties are subject to certain restrictions on use.

        NOVA Chemicals was initially a licensee of the technology used in its manufacturing operations. Over the past decade, NOVA Chemicals has acquired a variety of business units with associated technology assets in areas including process and catalyst technology, as well as polymer technologies. In addition, NOVA Chemicals has expanded its research and development activities. The result is a technology portfolio with more than 750 patents, new margin-enhancing process technologies such as Advanced SCLAIRTECH technology, new proprietary single-site catalyst positions and a wide range of Performance Products in both styrenic polymers (such as ARCEL resins) and polyethylene (such as SURPASS resins).

  Polyethylene Technologies and Products

        NOVA Chemicals has two key, internally developed, technologies for the production of polyethylene — SCLAIRTECH technology and Advanced SCLAIRTECH technology. In addition to these technologies, NOVA Chemicals conducts research and development on other polyethylene technologies including gas-phase and high-pressure technology.

        NOVA Chemicals acquired its proprietary SCLAIRTECH technology and a global SCLAIRTECH technology licensing business from DuPont in 1994. NOVA Chemicals operates one production facility utilizing SCLAIRTECH technology near Corunna, Ontario that produces SCLAIR HDPE resins. In addition, NOVA Chemicals currently licenses its SCLAIRTECH technology to numerous chemical companies that utilize it at 10 plants worldwide.

        In 2001, NOVA Chemicals began commercial operation of its new, proprietary Advanced SCLAIRTECH technology for the production of polyethylene. The first step in the introduction of this technology was to utilize a proprietary Z-N catalyst to manufacture new polyethylene products. In 2002, a line of new, Z-N catalyzed, octene-based SCLAIR resins was launched intended for polyethylene Performance Products film applications.

        In April 2003, NOVA Chemicals announced the commercial introduction of its first polyethylene resins produced with Advanced SCLAIRTECH technology and utilizing its new proprietary single-site catalyst. NOVA Chemicals manufactures and sells these polyethylene resins under the brand name SURPASS resins. SURPASS resins, which are part of polyethylene Performance Products, have been commercialized for film, rotational molding and thin wall injection molding applications.

        During 2006, NOVA Chemicals continued to focus on developing and commercializing polyethylene Performance Products using Advanced SCLAIRTECH technology, including those used in film, injection molding and rotational molding. In this regard, NOVA Chemicals commercialized two new grades of SURPASS polyethylene resins formulated to provide outstanding performance in demanding frozen food packaging applications. These new SURPASS resins for food packaging tubs and lids provide a complete solution for the packaging of ice cream and other frozen foods that require impact resistance at extremely cold temperatures. NOVA Chemicals also commercialized SURPASS resins that were developed for blown film applications requiring premium toughness without sacrificing processability. These new SURPASS resins can be used in a broad range of applications that require extra toughness, such as produce and frozen food packaging, or protective film for the transportation of mobile homes and boats. Polyethylene Performance Products manufactured using Advanced SCLAIRTECH technology that were introduced during the last two years now account for over 25% of the total sales of resins manufactured using Advanced SCLAIRTECH technology.

        During 2006, NOVA Chemicals also commercialized a new polyethylene resin, FP120-DD, that has been designed to meet the strict requirements of the medical packaging market. NOVA Chemicals expects this new polyethylene resin to enable it to expand its position in this growing market.

        In 2006, NOVA Chemicals also announced the commercial availability of the world's first one-piece polyethylene dumpster, the first application to emerge from the Corporation's "Rotomolding Network." The new plastic dumpsters, which are manufactured by Nuwave Container LLC, utilize SURPASS resins and are marketed by Rehrig Pacific Company. Organized by NOVA Chemicals, the Rotomolding Network, a group of rotational molders located throughout North America, was created to drive growth in the rotomolding industry by expanding markets for existing applications for SURPASS resins and by generating new applications that are currently made from other materials such as steel or glass.

  Polyethylene Catalysts

        NOVA Chemicals has developed three key proprietary families of catalyst technologies for polyethylene production. The first is a family of proprietary single-site catalysts for Advanced SCLAIRTECH technology and other polymer technologies including gas-phase polyethylene. These single-site catalysts impart unique properties and create products that compete with many metallocene-based polyethylene products. The second family of catalysts includes proprietary Z-N catalysts used for SCLAIRTECH technology and Advanced SCLAIRTECH technology. Finally, the NOVACAT™ family of catalysts was developed by NOVA Chemicals and its catalyst development partner, INEOS, for use in gas-phase polyethylene. NOVACAT catalysts have been commercialized on NOVA Chemicals' gas-phase plant, PE1, in Joffre, Alberta. NOVACAT catalysts provide enhanced throughput, product range and properties when compared to traditional Z-N catalysts in commercial gas-phase polyethylene production facilities. The NOVACAT family of catalysts is currently being run on several different gas-phase technologies by NOVA Chemicals and licensees.

        During 2006, NOVA Chemicals and INEOS completed their development work on the NOVACAT catalyst portfolio. Variants of the catalyst are now available for the manufacture of conventional and performance LLDPE and narrow molecular weight HDPE.

  Styrenic Polymer Technologies and Products

        NOVA Chemicals owns or has the rights to a significant portfolio of styrenics technology, in the fields of both polymer production and styrenic polymer applications. Prior to 1999, NOVA Chemicals licensed technology from a number of other companies and also developed its own technology for the polymerization of styrene monomer. As part of the Huntsman and Shell acquisitions, NOVA Chemicals acquired additional access to a broad range of styrenic product and process technology, as well as knowledge in polystyrene and styrenic polymer Performance Products. The technologies acquired include the one-step Shell process technology for EPS and polystyrene manufacturing and compounding technology relating to a number of polystyrene Performance Products.

        NOVA Chemicals' key styrenic polymer Performance Products include both foamed styrenic polymers and rigid styrenic polymers. The foamed styrenic polymers include ARCEL moldable foam resins that are sold into the protective packaging market, EPS Silver resins that are sold primarily into the European construction and building marketplace and DYLITE premium cup and container grade resins used for EPS cups and, with NOVA Chemicals' IMx technology, to make unique in-mold labeled cups with outstanding graphics. The rigid styrenic polymers include ZYLAR clear acrylic copolymer resins for use in the food packaging and consumer goods industries and DYLARK resins for use in the automotive industry and food packaging and food services industry.

        In 2006, NOVA Chemicals made two announcements concerning its EPS technology. First, in March 2006, NOVA Chemicals announced the commercial availability of its first ULTRA LOW® pentane EPS product. ULTRA LOW EPS technology delivers pentane levels below 4%, enabling business growth for EPS molders that are constrained by increasingly rigorous emissions standards. Second, in July 2006, NOVA Chemicals announced the commercial availability of enhanced EPS resins that deliver superior performance in ICF applications. ICFs made with NOVA Chemicals' EPS 35MB-ICF resins enable significant molding cycle time improvements and provide outstanding strength in residential, commercial and industrial construction projects. NOVA Chemicals also announced the commercial introduction of foamable DYLARK FG resins for microwavable packaging. Designed for take-out food containers and home meal replacement packaging, these foamable DYLARK FG resins provide structural integrity at high temperatures for safe microwave re-heating and feature superior insulation to maintain hot food temperatures in transit.

  Chemicals Technologies

        In 2006, NOVA Chemicals continued its research and development work, including manufacturing trials, with Edmonton-based Quantiam Technologies Inc. to develop coating and catalysts technologies for improved furnace operations in the hydrocarbon steam cracking manufacturing process. If commercialized, these technologies will complement the ANK400 anti-coking technology that NOVA Chemicals previously developed and licensed to Kubota Corporation in 2002 and which are now used in eight manufacturing facilities throughout the world.

        In 2006, NOVA Chemicals developed, in collaboration with the University of Petroleum, China; University of Stuttgart, Germany; and the Alberta Energy Research Institute, Canada, two catalytic processes for the conversion of heavy oil fractions to lighter components such as olefins and paraffins. If commercialized, these technologies could enable the transformation of low cost Alberta oil sands feedstock to chemical feedstock for olefins production. These emerging technologies are part of NOVA Chemicals' patent portfolio.

Research and Development

        NOVA Chemicals spent $43 million in 2006 (2005: $38 million; 2004: $38 million) on research and development activities. NOVA Chemicals also spent $8 million in 2006 (2005: $12 million; 2004: $10 million) on technical support and activities relating to improvements of existing products. NOVA Chemicals' operating budget for 2007 is $41 million for research and development and $9 million for technical support.

  Olefins/Polyolefins

        NOVA Chemicals' Olefins/Polyolefins business conducts research at the NOVA Chemicals Research & Technology Center ("NRTC") and the NOVA Chemicals Technical Center, both located in Calgary, Alberta. Both centers are equipped with state of the art facilities for the development of new catalysts, olefin and polyolefin processes as well as full scale testing of new products. The demonstration plant for Advanced SCLAIRTECH technology is located at the St. Clair River site in Corunna, Ontario and is capable of testing new catalysts, new polyethylene products and reactor processes.

  Performance Styrenics and STYRENIX

        NOVA Chemicals' operates a technical center located at the Beaver Valley site in Monaca, Pennsylvania. During 2006, NOVA Chemicals closed its Chesapeake Technology Center and consolidated its United States styrenic technology organization at its Beaver Valley site. The Performance Styrenics business also operates a pilot plant at the Beaver Valley site. This pilot plant is capable of simulating mass and suspension polymerization, as well as synthesis of EPS and ARCEL resin. The technical center at the Beaver Valley site also has equipment for the compounding of specialty blends and alloys. The Performance Styrenics business also has computer-aided design engineering resources in Southfield, Michigan to support Performance Products, automotive applications and customers.

        In December 2003, NOVA Chemicals opened a new styrenics research lab at NRTC. This research lab focuses on the development of new technology platforms for Performance Styrenics by leveraging the skills and capabilities already in existence at NRTC.

RESPONSIBLE CARE AND ENVIRONMENTAL REGULATIONS

        In 1985, NOVA Chemicals adopted the Responsible Care initiative as the basis for its overall safety, health, environment, security and risk program. Responsible Care is a global chemical industry performance initiative created by the Canadian Chemical Producers' Association ("CCPA") in 1985 and adopted by the American Chemistry Council ("ACC") in the United States in 1988. Responsible Care is currently practiced by chemical industry associations in 52 countries worldwide. Responsible Care requires participants to commit to the responsible management of the total life cycle of their products. In 2006, the ACC honored NOVA Chemicals as co-winner of their Responsible Care Leadership award in the medium-sized company category. The award recognizes outstanding leadership and performance under the Responsible Care initiative.

        Since 1990, NOVA Chemicals has utilized an internal environment, health and safety audit program to manage regulatory compliance at its operating facilities. NOVA Chemicals' Responsible Care Audit Program was evaluated by a leading international environment, health and safety consulting firm in January 2002 and December 2004. On the basis of its review the consultant found that the Audit Program was progressive, soundly designed and effectively implemented, concluding that it was highly rated when compared to other programs with which the consultant was familiar.

        In 2004, NOVA Chemicals became one of the first ACC member companies to complete required audits of the Responsible Care Management System® ("RCMS"). The audit was conducted by an external accredited audit firm and focused on corporate level (headquarters) Responsible Care systems, procedures and documentation. The audit concluded that NOVA Chemicals is in compliance with corporate-level RCMS requirements and NOVA Chemicals' U.S. Operating Center was officially certified as RCMS compliant in January 2005.

        In 2006, the CCPA released its final report for the Responsible Care re-verification of NOVA Chemicals. According to the CCPA's final report, "environmental, health and safety issues … are clearly visible, well understood and entrenched in NOVA Chemicals' management system".

        Like other companies in its industry, NOVA Chemicals is subject to extensive environmental laws and regulations at all levels of government. These laws and regulations concern the manufacture, processing and importation of certain chemical substances, discharges or releases (whether to air, land or water) and the generation, handling, storage, transportation, treatment, disposal and clean-up of regulated materials. Although NOVA Chemicals believes that its businesses, operations and facilities are being operated in material compliance with applicable environmental laws and regulations, the operation of any petrochemical facility and the distribution of chemical products involve the risks of accidental discharges of hazardous materials, personal injury and property and environmental damage.

        United States and Canadian generally accepted accounting principles require companies to record liabilities associated with future plant decommissioning and site restoration costs on both active and inactive plants at their fair value based on a discounted value of the expected costs to be paid when the assets are retired. On December 31, 2006, NOVA Chemicals had $26 million of accumulated reserve for these activities. This accumulated reserve is comprised of approximately $19 million anticipated to be required for the future decommissioning and site restoration of currently active plant sites, approximately $4 million anticipated to be required for the decommissioning and site restoration of plant sites that have been divested or are no longer in use and approximately $3 million for dismantling of select assets at operating plant sites.

        NOVA Chemicals reviews its accumulated reserves for decommissioning and site restoration quarterly to determine if adjustments are required. The reserved amount for future decommissioning and site restoration does not include any deduction for salvage or land value that may be realized, however these will be taken into consideration as the assets are depreciated. Because these plants may be in operation in excess of 40 years, significant uncertainty exists concerning the nature of the decommissioning and site restoration activities that may be required. Furthermore, significant judgment is involved in the estimation process, since the degree of natural attenuation, evolution of new technologies and potential future land uses may mitigate future environmental liabilities and potential costs.

        Environmental capital expenditures for NOVA Chemicals, including pollution abatement and remedial programs, were $8 million in 2006 (2005: $12 million; 2004: $17 million) and are estimated to be $32 million in 2007. Operating expenses relating to environmental protection were $15 million in 2006 (2005: $13 million; 2004: $15 million) and are estimated to be $15 million in 2007. Total remedial expenditures to dismantle and remediate discontinued facilities and sites totaled $1 million in 2006 (2005: $1 million; 2004: $2 million). This figure is expected to be $2 million in 2007.

        NOVA Chemicals is active in a number of voluntary environmental initiatives to reduce emissions and wastes from its facilities. In addition to participation in the CCPA's National Emissions Reduction Masterplan, NOVA Chemicals also participates in Canada's Accelerated Reduction and Elimination of Toxics. NOVA Chemicals is also directly involved in the Canadian Chemical Industry's Environmental Performance Memoranda of Understanding with the Federal, Ontario and Alberta governments, which is a voluntary program designed to achieve reductions in air emissions from the chemical industry. Through a greenhouse gas emissions management program, NOVA Chemicals is committed to economically viable solutions to climate change concerns. This includes NOVA Chemicals participation in the joint venture with ATCO and EPCOR to operate a natural-gas-fired cogeneration power plant at its production site at Joffre, Alberta. This joint venture has substantially reduced greenhouse gas emissions when compared with supplying the electrical needs of the Joffre site from Alberta's primarily coal-fired electrical generation facilities.

        NOVA Chemicals participates in the High Production Volume ("HPV") Challenge Program, launched in 1998 in cooperation with the U.S. Environmental Protection Agency and Environmental Defense Fund. The HPV Challenge Program has greatly accelerated the public availability of hazard screening data and critical information used to evaluate the potential health and environmental effects of HPV chemicals. This participation is consistent with NOVA Chemicals' Responsible Care commitment, and the resulting research will enable the chemical industry to contribute to the scientific and public policy debate affecting the industry.

EMPLOYEE AND LABOR RELATIONS

        NOVA Chemicals currently employs approximately 3,330 full-time employees globally, excluding employees of NOVA Innovene.

        Collective bargaining agreements with various unions, covering approximately 500, or 15%, of the approximately 3,300 North American employees, are in place at certain plants located in Ontario, Massachusetts and Pennsylvania. A collective bargaining agreement involving approximately 45 employees at the STYRENIX business unit's styrene monomer plant in Sarnia, Ontario was negotiated in 2004 with an expiration date of January 31, 2007. A collective bargaining agreement involving approximately 225 employees at NOVA Chemicals' olefins plant in Corunna, Ontario was negotiated in 2004 with an expiration date of March 31, 2007. NOVA Chemicals expects to renew both the Sarnia and Corunna agreements through collective bargaining. A collective bargaining agreement involving approximately 30 employees at the STYRENIX business unit's polystyrene plant at Springfield, Massachusetts was negotiated in 1999 with an expiration date of September 30, 2007. NOVA Chemicals expects to renew this agreement through collective bargaining. A collective bargaining agreement involving approximately 200 employees at the polystyrene plant at the Beaver Valley site in Monaca, Pennsylvania was re-negotiated in 2006 with an expiration date of May 12, 2009. NOVA Chemicals engages in continuous dialogue with the unions to address current issues and proactively address potential bargaining items.

        NOVA Chemicals provides medical, health, life insurance, pension plans and other benefits to its employees, which are comparable with other companies in the chemical industry where its operations are located.

FOREIGN OPERATIONS

        Foreign operations are subject to various risks differing from those in Canada and the United States including political events, tax changes, labor difficulties, price controls and other governmental actions. NOVA Chemicals actively addresses these risks as part of its risk management system.

        NOVA Chemicals sells its products worldwide. NOVA Chemicals has established its international commercial headquarters in Switzerland to coordinate commercial activities outside of North America and maintains sales support operations globally.

LEGAL PROCEEDINGS

        NOVA Chemicals is involved in litigation from time to time in the ordinary course of its business. In management's opinion, none of the litigation that NOVA Chemicals is currently involved in is material to NOVA Chemicals' financial condition or results of operations.

RISK FACTORS

The cyclicality of commodity plastics and chemical businesses may cause significant fluctuation in NOVA Chemicals' income and cash flow.

        NOVA Chemicals' historical operating results reflect the cyclical and volatile nature of commodity plastics and chemical businesses. NOVA Chemicals' businesses historically experience alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods of oversupply, resulting from capacity additions. Prolonged oversupply leads to declining capacity utilization rates, prices and profit margins. The markets for ethylene, polyethylene, styrene monomer and styrenic polymers are also highly cyclical, resulting in volatile profits and cash flow over the business cycle. Because NOVA Chemicals derives nearly all of its revenue from sales of these products, its operating results are more sensitive to this cyclical nature than many of its competitors who have more diversified businesses. This cyclicality is exacerbated by volatility in feedstock prices. NOVA Chemicals cannot provide assurance that pricing or profitability in the future will be comparable to any particular historical period, including the most recent period shown in its operating results.

        Excess industry capacity, especially at times when demand is weak, has in the past and may in the future cause NOVA Chemicals and other industry participants to lower production rates, which can reduce its margins, income and cash flow.

Rising costs of energy and raw materials may result in increased operating expenses and reduced results of operations.

        NOVA Chemicals purchases large amounts of energy and raw materials, including natural gas, crude oil and benzene, for its businesses, representing a substantial portion of its operating expenses. The prices of energy and raw materials have historically been highly volatile and cyclical, and NOVA Chemicals' energy and raw material costs have fluctuated significantly in recent years. Although certain of NOVA Chemicals' customer contracts are tied to changes in feedstock costs or provide for surcharges if feedstock costs change, many contracts are tied to market prices. NOVA Chemicals cannot predict whether and to what extent energy and/or raw materials prices will rise in the future or whether and to what extent it will be able to pass on such cost increases to its customers. Any significant energy and/or raw materials cost increase could have a material adverse effect on NOVA Chemicals' business, results of operations, financial condition or cash flow.

NOVA Chemicals sells commodity products in highly competitive markets and faces significant price pressure.

        NOVA Chemicals sells its products in highly competitive markets. Due to the commodity nature of a majority of its products, and to a lesser degree for Performance Products, competition in these markets is based primarily on price and to a lesser extent on product performance, product quality, product deliverability and customer service. As a result, NOVA Chemicals may not be able to protect its market position by product differentiation or pass on cost increases to its customers. Accordingly, increases in raw material costs and other costs may not necessarily correlate with changes in product prices, either in the direction of the price change or in magnitude. Although NOVA Chemicals strives to maintain or increase its profitability by reducing costs through improving production efficiency, emphasizing higher margin products and controlling selling and administration expenses, NOVA Chemicals cannot provide assurance that these efforts will be sufficient to offset fully the effect of any pricing changes on its operating results.

        Among NOVA Chemicals' competitors are some of the world's largest chemical companies and major integrated petroleum companies that have their own raw material resources. Some of these companies may be able to produce products more economically than NOVA Chemicals. In addition, some of NOVA Chemicals' competitors are larger and have greater financial resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. If any of NOVA Chemicals' current or future competitors develop proprietary technology that enables them to produce products that compete with those of NOVA Chemicals at a significantly lower cost, segments of NOVA Chemicals' technology could be rendered over time uneconomical or obsolete. The entrance of new competitors into the industry may reduce NOVA Chemicals' ability to capture profit margins in circumstances where capacity utilization in the industry is decreasing. Further, production from low-cost producers in petroleum-rich countries is increasing in the chemical industry and may expand significantly in the future. Any of these developments could affect NOVA Chemicals' ability to enjoy higher profit margins during periods of increased demand.

External factors beyond NOVA Chemicals' control can cause fluctuations in demand for NOVA Chemicals' products and in its prices and margins, which may negatively affect income and cash flow.

        External factors can cause significant fluctuations in demand for NOVA Chemicals' products and volatility in the price of raw materials and other operating costs. Examples of external factors include general economic conditions, including a prolonged economic downturn, competitor actions, technological developments, unplanned facility shutdowns, international events and circumstances, and governmental regulation.

        Demand for NOVA Chemicals' products is influenced by general economic conditions. A number of NOVA Chemicals' products are highly dependent on durable goods markets, which are themselves particularly cyclical. If the global economy does not improve, demand for NOVA Chemicals' products and its income and cash flow would be adversely affected.

        NOVA Chemicals may reduce production, idle a facility for an extended period of time, or discontinue certain products because of high raw material prices, an oversupply of a particular product, feedstock unavailability and/or lack of demand for that particular product. When NOVA Chemicals decides to reduce or idle production, reduced operating rates are often necessary for several quarters or, in certain cases, longer and cause NOVA Chemicals to incur costs, including the expenses of the outages and the restart of these facilities.

NOVA Chemicals has a significant amount of debt, which could adversely affect its financial condition.

        NOVA Chemicals has a significant amount of indebtedness. As of December 31, 2006, NOVA Chemicals had total indebtedness of approximately $1.9 billion, including amounts drawn under its credit facilities. Additionally, NOVA Chemicals has approximately $525 million available for borrowing under its three credit facilities, subject to customary conditions. As of December 31, 2006, NOVA Chemicals had utilized $154 million of the credit facilities, of which $44 million was in the form of letters of credit. In the first quarter of 2007, as a result of the non-cash restructuring charge taken in connection with the write-down of the STYRENIX business unit assets, NOVA Chemicals reduced the size of its $375 million secured revolving credit facility to $325 million.

        The level of indebtedness could have important consequences, such as limiting cash flow available for general corporate purposes due to debt service requirements, limiting NOVA Chemicals' ability to obtain additional debt financing, feedstock, materials or services on advantageous terms in the future due to debt levels or changes in credit ratings, limiting NOVA Chemicals' flexibility in addressing competitive and other changes in its industry and economic conditions generally due to cash flow restrictions, exposing NOVA Chemicals to risks inherent in interest rate fluctuations, and increasing NOVA Chemicals' vulnerability to general economic downturns and adverse competitive and industry conditions. These risks, if realized, could place NOVA Chemicals at a competitive disadvantage compared to any of its competitors that are less leveraged.

        In addition, subject to the restrictions in its credit facilities and indentures, NOVA Chemicals may incur significant additional indebtedness from time to time. If new debt is added to current debt levels, the related risks described above would intensify. If such debt financing is not available when required or is not available on acceptable terms, NOVA Chemicals may be unable to grow its business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on its operating results and financial condition.

Operating problems in NOVA Chemicals' business may adversely affect NOVA Chemicals' income and cash flow.

        The occurrence of material operating problems at NOVA Chemicals' facilities may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on NOVA Chemicals' operations as a whole. NOVA Chemicals' income and cash flow are dependent on the continued operation of its various production facilities. NOVA Chemicals' operations are subject to the usual hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes, including pipeline, storage tank and other leaks and ruptures; fires; mechanical failure; labor difficulties; remediation complications; discharges or releases of pollutants, contaminants or toxic or hazardous substances or gases and other environmental risks; explosions; chemical spills; unscheduled downtime; transportation interruptions; and inclement weather and natural disasters.

        Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil, regulatory or criminal penalties. Furthermore, NOVA Chemicals is also subject to present and future claims with respect to workplace exposure, workers' compensation and other matters. NOVA Chemicals carries insurance against potential operating hazards which is consistent with industry norms. If NOVA Chemicals were to incur a significant liability that was not covered by insurance, it could significantly affect NOVA Chemicals' productivity, profitability and financial position.

NOVA Chemicals is exposed to costs arising from environmental compliance, cleanup and adverse litigation, which may have a substantial adverse effect on NOVA Chemicals' business, financial condition, operating results and cash flow.

        NOVA Chemicals is subject to extensive federal, provincial, state and local environmental laws and regulations concerning the manufacture, processing and importation of certain chemical substances, air emissions, water discharges and the generation, handling, storage, transportation, treatment, disposal and clean up of regulated substances. NOVA Chemicals' operations involve the risk of accidental discharges or releases of toxic or hazardous materials, personal injury, property and environmental damage. Furthermore, applicable environmental laws and regulations are complex, change frequently and provide for substantial fines, regulatory penalties and criminal sanctions in the event of non-compliance. In addition, substantial costs can sometimes result from orders that require rectification of environmental conditions. NOVA Chemicals cannot provide assurance that it will not incur substantial costs or liabilities as a result of such occurrences or the enforcement of environmental laws.

        Risk of substantial environmental costs and liabilities is inherent in NOVA Chemicals' business, as it is with other companies engaged in similar businesses. Also, NOVA Chemicals has liabilities and obligations arising in connection with discontinued operations, and has specific contractual obligations with respect to pre-closing environmental conditions at certain facilities divested by predecessor companies. Environmental investigations and remedial work have commenced at most locations and provision has been made in NOVA Chemicals' financial statements to cover the estimated costs of remediation of discontinued sites. NOVA Chemicals has incurred, and may incur in the future, environmental costs and liabilities and has made provisions in its financial statements for known matters. Nevertheless, NOVA Chemicals cannot provide assurance that it will not incur substantial costs and liabilities resulting from future events or unknown circumstances which exceed its reserves or will be material.

        From time to time, NOVA Chemicals has entered into consent agreements or been subject to administrative orders for pollution abatement or remedial action. Under some environmental laws, NOVA Chemicals may be subject to strict and under certain circumstances, joint and several liability for the costs of environmental contamination on or from its properties, and at off-site locations where NOVA Chemicals disposed of or arranged for disposal or treatment of hazardous substances, and may also incur liability for related damages to natural resources. NOVA Chemicals has been named as a potentially responsible party under the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, or its state equivalents, at several third-party sites. NOVA Chemicals cannot provide assurance that significant costs will not be incurred.

NOVA Chemicals could incur significant costs to comply with the Kyoto Protocol or other greenhouse gas emission reduction requirements, which in turn could reduce NOVA Chemicals' operating results and cash flow.

        The Kyoto Protocol to the United Nations Framework Convention on Climate Change took effect during the first quarter of 2005. As a result of the Canadian government's decision to ratify the Kyoto Protocol, Canada is required to reduce its greenhouse gas emissions by 6% below 1990 levels during the years 2008 through 2012 and legally binding greenhouse gas emission reduction targets will be imposed on NOVA Chemicals' operations in Canada. In view of the uncertainty of how and when implementation will occur, NOVA Chemicals cannot estimate compliance costs or whether they will be material.

NOVA Chemicals' business may be adversely affected by risks associated with international operations.

        Although NOVA Chemicals reports its results in U.S. dollars, it conducts a significant portion of its business outside the United States, and is subject to risks normally associated with international operations. These risks include the need to convert currencies that NOVA Chemicals may receive as payment for its products into currencies required to pay its debt, or into currencies with which NOVA Chemicals purchases raw materials or pays for services, which could result in a gain or loss depending on fluctuations in exchange rates. Fluctuations in exchange rates can also affect the relative competitive position of a particular manufacturing facility, as well as NOVA Chemicals' ability to market its products successfully in other markets. Other risks of international operations include trade barriers, tariffs, exchange controls, national and regional labor strikes, social and political risks, general economic risks, required compliance with a variety of foreign laws, including tax laws and the difficulty of enforcing agreements and collecting receivables through foreign legal systems.

Interruptions in NOVA Chemicals' supply of raw materials could adversely affect NOVA Chemicals' business.

        NOVA Chemicals purchases large amounts of raw materials, including crude oil, natural gas and benzene, for its businesses. If temporary shortages due to disruptions in supply caused by weather, transportation, production delays or other factors require NOVA Chemicals to secure its raw materials from sources other than its current suppliers, NOVA Chemicals cannot provide assurance that it will be able to do so on terms as favorable as its current terms or at all.

NOVA Chemicals may be subject to losses that are not covered by insurance.

        NOVA Chemicals carries comprehensive liability and property (including fire and extended perils) insurance on all of its facilities, with deductibles and other policy specifications and insured limits customarily carried in NOVA Chemicals' industry for similar properties. NOVA Chemicals' insurance costs have increased recently. In addition, some types of losses, such as losses resulting from war or acts of terrorism are not insured. NOVA Chemicals determines coverage limits based on what it believes to be a reasonable maximum foreseeable loss scenario for its operations. In the event that an uninsured loss or a loss in excess of insured limits occurs, NOVA Chemicals may not be reimbursed for the cost to replace capital invested in that property, nor insured for the anticipated future revenues derived from the manufacturing activities conducted at that property, while NOVA Chemicals could remain obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect NOVA Chemicals' business, results of operations or financial condition.

NOVA Chemicals has made and may continue to make investments in entities that it does not control.

        NOVA Chemicals has established joint ventures and made minority interest investments designed to increase its vertical integration, enhance customer service and increase efficiencies in its marketing and distribution in the United States and other markets. NOVA Chemicals' principal joint ventures and minority investments include NOVA Innovene, NOVIDESA, LRM, NOVA Chemicals' 50:50 joint venture with Dietrich, E3 and the Joffre Co-Generation Plant. NOVA Chemicals does not control these entities.

        NOVA Chemicals' inability to control entities in which it invests may affect its ability to receive distributions from those entities or to implement its business plan fully. The incurrence of debt or entry into other agreements by an entity not under NOVA Chemicals' control may result in restrictions or prohibitions on that entity's ability to pay dividends or make other distributions to NOVA Chemicals. Even where these entities are not restricted by contract or by law from making distributions to NOVA Chemicals, NOVA Chemicals may not be able to influence the occurrence or timing of such distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, that entity may not be able to operate according to its business plan or NOVA Chemicals may be required to increase its level of commitment. If any of these events were to transpire, NOVA Chemicals' business, results of operations or financial condition could be adversely affected.

Labor disputes could have an adverse effect on NOVA Chemicals' business.

        As of December 31, 2006, NOVA Chemicals had approximately 3,330 employees globally. Approximately 500, or 15%, of its North American employees are represented by unions under four separate collective bargaining agreements. If NOVA Chemicals is unable to negotiate acceptable contracts with these unions upon expiration of an existing contract or other employees were to become unionized, NOVA Chemicals could experience work stoppages, a disruption in operations or higher labor costs, which could have an adverse effect on business, financial condition, results of operations or cash flow.

NOVA Chemicals' business is dependent on its intellectual property. If NOVA Chemicals' patents are declared invalid or its trade secrets become known to its competitors, its ability to compete may be adversely affected.

        Proprietary protection of NOVA Chemicals' processes, apparatuses and other technology is important to NOVA Chemicals' business. Consequently, NOVA Chemicals relies on judicial enforcement for protection of its patents. While a presumption of validity exists with respect to patents issued to NOVA Chemicals in the United States and Canada, there can be no assurance that any of NOVA Chemicals' patents will not be challenged, invalidated or circumvented. Furthermore, if any pending patent application filed by NOVA Chemicals does not result in an issued patent, then the use of any such intellectual property by NOVA Chemicals' competitors could have an adverse effect on NOVA Chemicals' businesses, financial condition, results of operations or cash flow. Additionally, NOVA Chemicals' competitors or other third parties may obtain patents that restrict or preclude NOVA Chemicals' ability to produce or sell its products lawfully in a competitive manner, which could have an adverse effect on business, financial condition, results of operations or cash flow.

        NOVA Chemicals also relies upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain its competitive position. While it is NOVA Chemicals' policy to enter into confidentiality agreements with its employees and third parties to protect its intellectual property, these confidentiality agreements may be breached and, consequently, may not provide meaningful protection for NOVA Chemicals' trade secrets or proprietary know-how, or adequate remedies may not be available in the event of an unauthorized use or disclosure of such trade secrets and know-how. In addition, others could obtain knowledge of such trade secrets through independent development or other access by legal means. Although NOVA Chemicals does not regard any single patent or trademark as being material to its operations as a whole, the failure of its patents or confidentiality agreements to protect its processes, apparatuses, technology, trade secrets or proprietary know-how could have an adverse effect on its business, financial condition, results of operations or cash flow.

DIVIDENDS

        Historically, NOVA Chemicals has paid quarterly dividends on its common shares at the rate of Cdn. $0.10 per share, representing an aggregate of Cdn. $0.40 per share annually. In 2006, NOVA Chemicals paid Cdn. $33 million in dividends on its common shares. There are currently no material contractual restrictions on NOVA Chemicals' ability to declare and pay dividends on its common shares. The declaration and payment of dividends is at the discretion of the Board of Directors of NOVA Chemicals, which will consider earnings, capital requirements, the financial condition of NOVA Chemicals and other relevant factors. It is, however, the Corporation's current intention to retain most of its earnings to support current operations and reduce debt, and to continue to pay dividends at historic levels.

        NOVA Chemicals has paid the following dividends on its common shares during the preceding three years:

		Dividends per share
		2006	2005	2004
Common Shares	Cdn.	$0.40	$0.40	$0.40

DESCRIPTION OF CAPITAL STRUCTURE

        NOVA Chemicals is authorized to issue an unlimited number of common shares, first preferred shares and second preferred shares. Currently, only common shares are issued and outstanding.

Common Shares

        Each common share has one vote. The holders of the common shares are entitled to attend and vote at all meetings of shareholders except meetings of only the holders of another class or series of shares of the Corporation. In addition, subject to the preferential rights attaching to any shares of the Corporation ranking in priority to the common shares, the holders of the common shares are entitled to receive any dividends that may be declared by the Board of Directors on the common shares. Subject to the rights of the holders of shares of the Corporation ranking in priority to the common shares, the holders of the common shares are entitled to participate rateably amongst themselves and rateably with the holders of any shares ranking on a parity with the common shares in any distribution of the remaining property of the Corporation in the event of the dissolution, liquidation or winding-up of NOVA Chemicals or any other distribution of its property amongst its shareholders for the purposes of winding-up its affairs.

        In May 1999, NOVA Chemicals' shareholders approved a shareholder rights plan where one right was issued for each outstanding common share. The rights remain attached to the shares and are not exercisable until the commencement or announcement of a takeover bid for NOVA Chemicals' common shares or until a person acquires 20% or more of NOVA Chemicals' common shares. The rights plan, as amended and restated, was reconfirmed by shareholders in April 2005. The plan expires in May 2009.

First Preferred Shares

        Subject to the following and to applicable law, the first preferred shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation. The first preferred shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of first preferred shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of first preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. If issued, the first preferred shares of each series will, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of NOVA Chemicals, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the common shares, the second preferred shares and over any other shares of the Corporation ranking by their terms junior to the first preferred shares of the series. The first preferred shares of any series may also be given such other preferences over the common shares, the second preferred shares and any other shares ranking junior to such first preferred shares as may be established by the Board of Directors.

Second Preferred Shares

        Subject to the following and to applicable law, the second preferred shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation. The second preferred shares may from time to time be issued in one or more series, and the Board of Directors may fix from time to time before such issue the number of second preferred shares that is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of second preferred shares, including any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion, if any, and any sinking fund or other provisions. The second preferred shares of each series will, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of NOVA Chemicals, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the common shares and over any other shares of the Corporation ranking by their terms junior to the second preferred shares of the series. The second preferred shares of any series may also be given such other preferences over the common shares and any other shares ranking junior to such second preferred shares as may be established by the Board of Directors.

CREDIT RATINGS

        NOVA Chemicals has outstanding 7.4% medium term notes due 2009, 7.85% senior notes due 2010, 6.5% senior notes due 2012, senior floating rate (six-month LIBOR plus 3.125%) notes due 2013, 7.875% debentures due 2025 and 7.25% debentures due 2028. NOVA Chemicals' notes and debentures have been rated B+ (stable) by Standard & Poor's Corporation ("S&P"), Ba3 (negative) by Moody's Investor Service, Inc. ("Moody's"), BB (negative) by Dominion Bond Rating Service ("DBRS") and BB- (stable) by Fitch Ratings Ltd. ("Fitch") (each a "Rating Agency").

        Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the Rating Agencies. The highest quality of securities are rated AAA, in the case of S&P, DBRS and Fitch, or Aaa, in the case of Moody's. The lowest quality of securities are rated D, in the case of S&P, DBRS and Fitch, or C, in the case of Moody's.

        According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated B are more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        According to the Moody's rating system, notes which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

        According to the DBRS rating system, notes rated BB are speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. Each rating category from AA to C is denoted by the subcategories high and low. The absence of either a high or low designation indicates the rating is in the middle of the category.

        According to the Fitch rating system, notes rated BB indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time. However, business or financial alternatives may be available to allow financial commitments to be met. The ratings from AA to CCC may be modified by a plus (+) or minus (-) sign to show relative standing within the major rating categories.

        The credit ratings accorded to the notes by the Rating Agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

MARKET FOR SECURITIES

Common Shares

        NOVA Chemicals' outstanding common shares are listed on the Toronto and New York stock exchanges ("TSX" and "NYSE", respectively). The following table sets forth the price range and volume of securities traded on the TSX and NYSE for each month in 2006:

	TSX		NYSE
Month
	Price Range	Volume	Price Range	Volume
($Cdn.)
January 2006	$35.00 - 40.09	14.0 million	$30.42 - 34.66	15.6 million
February 2006	$36.95 - 41.25	10.0 million	$32.27 - 36.01	11.0 million
March 2006	$31.25 - 37.96	10.5 million	$26.61 - 33.45	14.8 million
April 2006	$31.30 - 35.11	7.6 million	$27.42 - 31.20	11.1 million
May 2006	$33.15 - 38.90	9.2 million	$29.53 - 35.14	15.2 million
June 2006	$29.50 - 34.10	9.9 million	$26.70 - 30.99	9.4 million
July 2006	$30.81 - 35.32	5.8 million	$27.39 - 31.17	10.0 million
August 2006	$32.61 - 36.02	5.6 million	$28.71 - 32.40	10.4 million
September 2006	$34.10 - 38.08	7.7 million	$30.53 - 33.98	10.8 million
October 2006	$32.51 - 36.29	8.3 million	$28.90 - 31.87	14.0 million
November 2006	$32.54 - 34.48	7.0 million	$26.93 - 30.11	8.3 million
December 2006	$31.24 - 34.09	5.8 million	$27.01 - 29.83	8.5 million

Transfer Agent and Registrar

        The transfer agent and registrar for NOVA Chemicals' common shares is CIBC Mellon Trust Company at its principal office in Calgary, Alberta.

DIRECTORS AND OFFICERS

        As a group, based on information provided to NOVA Chemicals by each director and executive officer, all directors and executive officers of NOVA Chemicals beneficially owned, directly or indirectly, or exercised control or direction over 707,031 common shares of NOVA Chemicals as at February 8, 2007, representing approximately 0.80% of the outstanding common shares.

Directors

        The following table sets forth as of December 31, 2006, in alphabetical order, the name of each director of NOVA Chemicals, his or her residence, principal occupation(s) during the five preceding years and the period during which he or she has served as a director of NOVA Chemicals or its predecessors. The terms of office of all of the directors of NOVA Chemicals expire at the termination of the 2007 annual and special meeting, or until a successor is elected or appointed. Other than Mr. Newall and Mrs. Rennie, who have decided to not stand for re-election, each of the directors has been nominated for election to serve as a director for a further one year period ending at the termination of the 2008 annual meeting. On February 8, 2007, Mr. Christopher Daniel Pappas, the Corporation's Chief Operating Officer, was appointed to the Board of Directors.

Name and Residence	Period during which a director of NOVA Chemicals or its predecessor	Principal Occupation During the Preceding Five Years(1)
JERALD ALLEN BLUMBERG(2)(3)(4) Colorado, U.S.A.	Since February 15, 2000	Retired Executive Vice President of E.I. du Pont de Nemours and Company (science company)
DR. FRANK PETER BOER(3)(5) Florida, U.S.A.	Since February 21, 1991	President and Chief Executive Officer, Tiger Scientific Inc. (science and technology, consulting and investments)

JACQUES BOUGIE, O.C.(5)(6)(7) Québec, Canada	Since June 14, 2001	Retired President and Chief Executive Officer, Alcan Inc. (international aluminum company)
DR. JOANNE VANISH CREIGHTON(3)(5) Massachusetts, U.S.A.	Since June 14, 2001	President and Professor of English, Mount Holyoke College (higher education)
ROBERT EMMET DINEEN, JR.(2)(6) New York, U.S.A.	Since July 2, 1998	Of counsel, Shearman & Sterling LLP, Attorneys-at-Law. Prior to January 2006, Senior Partner, Shearman & Sterling LLP
LOUIS YVES FORTIER, C.C., Q.C.(2)(5) Québec, Canada	Since July 2, 1998	Chairman and Senior Partner, Ogilvy Renault, Barristers and Solicitors
KERRY LLOYD HAWKINS(3)(6) Manitoba, Canada	Since July 2, 1998
Retired President of Cargill Limited and Chief Executive Officer of Canadian operations, Cargill Limited (grain handling, transportation and processing of agricultural products). Prior to December 2005, President of Cargill Limited and Chief Executive Officer of Canadian Operations, Cargill Limited
JEFFREY MARC LIPTON Pennsylvania, U.S.A.	Since April 18, 1996	President and Chief Executive Officer, NOVA Chemicals
ARNOLD MARTIN LUDWICK(5)(6) Québec, Canada	Since February 15, 2000	Retired Deputy Chairman, Claridge Inc. (investment holding company). Prior to December 2002, Deputy Chairman, Claridge Inc.
JAMES MALCOLM EDWARD (TED) NEWALL, O.C.(2)(7) Alberta, Canada	Since August 13, 1991	Chairman of the Board, NOVA Chemicals
JANICE GAYE RENNIE, F.C.A.(3)(6) Alberta, Canada	April 1991 — December 2004; since January 1, 2006
Independent investor, director and business advisor. From September 2004 to September 2005, Senior Vice President of Human Resources and Organizational Effectiveness, EPCOR Utilities Inc. (energy and energy-related services and products). Prior to September 2004, Principal, Rennie and Associates (investment management)

JAMES MARK STANFORD, O.C.(2)(3) Alberta, Canada	Since December 3, 1999	President, Stanford Resource Management Inc. (investment management)
Notes:
(1)	Information with respect to the principal occupations of each director is based on information furnished to NOVA Chemicals.
(2)	Member of the Corporate Governance Committee of the Board of Directors.
(3)	Member of the Human Resources Committee of the Board of Directors.
(4)	Mr. Blumberg was formerly a director of Burlington Industries, Inc., which declared bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in 2001.
(5)	Member of the Public Policy and Responsible Care Committee of the Board of Directors.
(6)	Member of the Audit, Finance and Risk Committee of the Board of Directors.
(7)
Messrs. Bougie and Newall served as directors of Novelis Inc. ("Novelis") during 2005 and for a portion of 2006. During 2006, Mr. Newall resigned from the board of directors and Mr. Bougie did not stand for reelection. In their capacities as directors of Novelis, Messrs. Bougie and Newall were subject to management cease trade orders issued by certain of the Canadian provincial securities administrators against the directors and officers of Novelis by reason of Novelis' default in filing its interim unaudited financial statements for the period ended September 30, 2005. The cease trade orders were issued in December 2005 and precluded Messrs. Bougie and Newall from trading in securities of Novelis until the conditions in the orders were met. The conditions in the orders were met after the first quarter of 2006 and, therefore, the cease trade orders are no longer in effect.

Executive Officers

        The following table sets forth, in alphabetical order, the name of each executive officer of NOVA Chemicals, his residence, present positions within NOVA Chemicals and his principal occupations during the five preceding years.

Name and Residence	Present Principal Occupation	Principal Occupation During The Preceding Five Years
JEFFREY MARC LIPTON Pennsylvania, U.S.A.	President and Chief Executive Officer	President and Chief Executive Officer, NOVA Chemicals
LAWRENCE ALLAN MACDONALD Pennsylvania, U.S.A.	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, NOVA Chemicals
JACK STEPHEN MUSTOE Pennsylvania, U.S.A.	Senior Vice President, Chief Legal Officer and Corporate Secretary
Senior Vice President, Chief Legal Officer and Corporate Secretary, NOVA Chemicals; prior to September 2006, Senior Vice President, Legal, General Counsel and Corporate Secretary, NOVA Chemicals; prior to April 2004, Senior Vice President, Legal and General Counsel, NOVA Chemicals
CHRISTOPHER DANIEL PAPPAS Pennsylvania, U.S.A.	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer, NOVA Chemicals; prior to September 2006, Senior Vice President and President, Styrenics, NOVA Chemicals

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE

        The Audit, Finance and Risk Committee ("AFR Committee"), whose members are Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick and Mrs. Rennie, is governed by a mandate, a copy of which is attached as Annex 1 to this Annual Information Form and which can also be accessed at www.novachemicals.com. NOVA Chemicals has also adopted a Code of Ethics for the Chief Executive Officer and senior financial officers, including the Chief Financial Officer, which can be accessed at www.novachemicals.com. All of the AFR Committee members are "independent" as that term is defined in the Canadian securities administrators' Multilateral Instrument 52-110 — Audit Committees ("Multilateral Instrument 52-110"), and the U.S. Securities and Exchange Commission (the "SEC") rules and the New York Stock Exchange listing standards. All members are considered to be "financially literate" for purposes of Multilateral Instrument 52-110, and each of Messrs. Hawkins and Ludwick and Mrs. Rennie have been determined to be an "audit committee financial expert" in accordance with SEC rules. Mrs. Rennie serves on the audit committees of four other public companies. The Board has determined that such service does not impair her ability to serve effectively on the AFR Committee of NOVA Chemicals. Mrs. Rennie is not standing for re-election at the 2007 annual and special meeting.

        The AFR Committee assists the Board of Directors in fulfilling its oversight responsibilities relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The AFR Committee reviewed with Ernst & Young LLP, the independent auditors, their judgments as to the quality, not just the acceptability, of NOVA Chemicals' accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board, including the matters to be discussed in accordance with Statement of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors' independence from management and NOVA Chemicals including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and concluded that Ernst & Young LLP is independent in accordance with this standard and the Canadian standards for auditor independence.

        The AFR Committee discussed with NOVA Chemicals' internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of NOVA Chemicals' internal controls, and the overall quality of NOVA Chemicals' financial reporting.

        In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited consolidated financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2006 for filing with the SEC.

BY THE AUDIT, FINANCE AND RISK COMMITTEE
K.L. Hawkins (Chairman) J. Bougie R.E. Dineen	A.M. Ludwick J.G. Rennie

        The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Annual Information Form into any filing under the U.S. Securities Act of 1933 or the U.S. Securities Exchange Act of 1934, except to the extent that NOVA Chemicals specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Fees Billed by Ernst & Young LLP

        The following fees were billed to NOVA Chemicals by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

	2006	2005
Audit Fees	$2,305,534	$2,808,386
Audit-Related Fees	194,834	233,308
Tax Fees	680,718	1,758,841
All Other Fees	2,024	1,982

Total Fees	$3,183,110	$4,802,517

        Audit fees include fees for the audit of the consolidated financial statements of NOVA Chemicals, the external auditor's reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters, review of prospectuses and French translation of the consolidated financial statements. Fee amounts for 2006 are based on invoices relating to the 2006 year end audit that have been received and those expected to be billed.

        Audit-related fees include fees for services that are related to the audit of the consolidated financial statements. These services include the audit of financial statements for NOVA Chemicals' pension plans and non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

        Tax fees include fees for the preparation of income tax returns, value-added tax returns, and customs filings for NOVA Chemicals and its subsidiaries, preparation of income tax returns and provision of tax advice to expatriate employees, and advice on tax-related matters.

        All other fees consisted primarily of online data base services.

Additional Information Relating to the Audit, Finance and Risk Committee

        As noted above, the AFR Committee is currently composed of Messrs. Hawkins, Bougie, Dineen and Ludwick and Mrs. Rennie. Mrs. Rennie is not standing for re-election at the 2007 annual and special meeting. Mr. Hawkins, Chairman of the AFR Committee, graduated from North Dakota State University with a degree in business economics. In December 2005, he retired as the President of Cargill Limited and Chief Executive Officer of its Canadian operations. In his capacity at Cargill Limited, Mr. Hawkins had supervisory responsibility for the finance function. Mr. Bougie graduated from the University of Montreal with a law degree and with a degree in business administration. Mr. Bougie is the past President and Chief Executive Officer of Alcan Inc. Mr. Dineen graduated cum laude from Syracuse University with an LL.B. and from Brown University with a B.A. He is of counsel to the law firm of Shearman & Sterling LLP and has extensive expertise in public finance transactions and specializes in U.S. and international private banking and financial transactions. Mr. Ludwick graduated from the University of Manitoba with a B.A., was a member of the Institute of Chartered Accountants of Manitoba from 1962-2000, and earned his M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Ludwick is the retired President, Chief Executive Officer and Deputy Chairman of Claridge Inc.

        The Board of Directors approves, on the recommendation of the AFR Committee, all fees paid to the external auditors. In addition, in accordance with applicable rules regarding audit committees, including Multilateral Instrument 52-110, the AFR Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the AFR Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2006, the AFR Committee has concluded that it does not.

INTERESTS OF EXPERTS

        The audited consolidated financial statements of NOVA Chemicals as at and for the years ended December 31, 2006, 2005 and 2004 filed with Canadian securities administrators were audited by Ernst & Young LLP, Chartered Accountants.

        Ernst & Young LLP, Chartered Accountants, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC's rules on auditor independence.

ADDITIONAL INFORMATION

        Additional information relating to NOVA Chemicals is filed with Canadian securities administrators. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of NOVA Chemicals' securities and securities authorized for issuance under equity compensation plans, is contained in NOVA Chemicals' Management Proxy Circular with respect to the 2007 Annual and Special Meeting of Shareholders. Additional financial information is provided in the audited consolidated financial statements of NOVA Chemicals as at and for the years ended December 31, 2006, 2005 and 2004, together with the auditors' report thereon, and management's discussion and analysis included in NOVA Chemicals' 2006 Annual Report. All of this information can be accessed through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

        Copies of Board and Committee mandates and other corporate governance documents are available at www.novachemicals.com. In addition, the AFR Committee Mandate is attached to this Annual Information Form as Annex 1.

ANNEX 1

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-law of NOVA Chemicals Corporation (the "Corporation"), a committee of the directors to be known as the "Audit, Finance and Risk Committee" (the "Committee") is established.
Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Corporation's financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor's qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Corporation with ethics policies and legal and regulatory requirements.
Committee Membership
Composition of the Committee	a)	The Committee must be composed of a minimum of four directors, none of whom may be an officer of the Corporation;
Appointment and Term of Members	b)
The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Corporation. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Corporation. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy;
Financial Literacy	c)
Each member of the Committee must be financially literate, as the Board interprets such qualification in its business judgment, or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be designated as an "audit committee financial expert", as defined by applicable legislation and regulation. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligation, or liability that are greater than the duties, obligations, or liability imposed on such person as a member of the Committee and the Board in the absence of such designation;
Independence	d)
Each member of the Committee shall be "independent" as defined in the applicable existing listing standards, provided that the Board may appoint one non-independent member to the Committee, if the Board determines, in its business judgment, that it is in the best interests of the Corporation and its shareholders to appoint such non-independent member;

Appointment of Chairman and Secretary	e)
The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director;
Use of Outside Experts	f)
Where Committee members believe that, to properly discharge their fiduciary obligations to the Corporation, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Chairman shall, at the request of the Committee, engage the necessary experts at the Corporation's expense. The Board must be kept apprised of both the selection of the experts and the experts' findings through the Committee's regular reports to the Board;
Meetings
Time, Place and Procedure of Meetings	a)	The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:
Quorum		i)	a quorum for meetings must be two members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;
Quarterly Meetings		ii)	the Committee must meet at least quarterly;
Notice of Meetings		iii)
notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Corporation at least 24 hours prior to the Committee meeting;
Waiver of Notice		iv)
a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;
Attendance of External Auditors		v)	the external auditors are entitled to attend each meeting at the Corporation's expense;
Calling a Meeting		vi)
a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Corporation, by any member of the Committee, the external auditors or internal auditors;
Committee Determines Attendees		vii)
notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Corporation or the Corporation's outside counsel or external auditor to be present or not present at any part of the Committee meeting; and
Reports to the Board	b)	The Committee shall make regular reports to the Board.

Duties and Responsibilities of the Committee
1.	Financial Statements and Disclosure
	Annual Report and Disclosures*	a)
Review and discuss with management, the external auditor and recommend for approval by the Board, the Corporation's annual report, annual information form (including the audited annual financial statements and disclosures made in management's discussion and analysis), Management Information Circular (including the report of the Committee), any reports on adequacy of internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities;
	Prospectuses*	b)
Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Corporation, and any pricing supplements issued under a medium term note prospectus supplement of the Corporation;
	Quarterly Interim Reports and Disclosures	c)
Review and discuss with management and the external auditor the Corporation's interim reports, including the quarterly financial statements and press releases on quarterly and year end financial results, prior to public release;
	Accounting Policies and Estimates	d)
Review and approve all accounting policies that would have a significant effect on the Corporation's financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:
			i)	any areas of management judgment and estimates that may have a critical effect on the financial statements;
			ii)	the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP;
			iii)	the appropriateness, acceptability, and quality of the Corporation's accounting policies; and
			iv)	any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences;
	Financial Information and Earnings Guidance	e)
Discuss with management the use of "pro forma" or "adjusted non-GAAP information" in the Corporation's press releases, as well as approval in principle of the process to provide financial information and earnings guidance to analysts and rating agencies;
	Regulatory and Accounting Initiatives	f)	Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Corporation's financial statements;
	Litigation	g)
Discuss with the Corporation's General Counsel any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Corporation, and the manner in which these matters have been disclosed in the financial statements;
	Financing Plans	h)	Review the financing plans and objectives of the Corporation, as received from and discussed with management;

2.	Risk Management and Internal Control
	Risk Management Policies*	a)	Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Corporation, to the Corporation's policies relating to:
			i)	the risks inherent in the Corporation's businesses, facilities and strategic direction;
			ii)	the overall risk management strategies (including insurance coverage);
			iii)	the risk retention philosophy and the resulting uninsured exposure of the Corporation; and
			iv)	the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Corporation in the context of competitive and operational considerations;
	Adequacy of Internal Controls	b)
Review at least quarterly, the results of management's evaluation of the adequacy and effectiveness of internal controls within the Corporation in connection with the certifications signed by the CEO and CFO. Management's evaluation will include a review of:
i)
policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect financial statement misstatements due to fraud and error; and
ii)
internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation's internal controls;
	Risk Management Processes	c)	Review with management at least annually the Corporation's processes to identify, monitor, evaluate, and address important enterprise-wide business risks;
	Financial Risk Management	d)	Review with management activity related to management of financial risks to the Corporation;
3.	External Auditors
	Appointment and Remuneration of	a)	Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board,
	External Auditors*		i)	the selection, evaluation, reappointment or, where appropriate, replacement of external auditors;
			ii)	the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders;
		b)	Resolve any disagreements between management and the external auditor regarding financial reporting;
		c)	The external auditors shall report directly to the Committee;
	Independence of External Auditors	d)	Review a formal written statement requested at least annually from the external auditor describing:
			i)	the firm's internal quality control procedures;

ii)
any material issues raised by the most recent internal quality control review, peer review of the firm or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
			iii)	any steps taken to deal with any such issues; and
			iv)	all relationships between the external auditors and the Corporation;

The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm's quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board;
	Rotation of Senior Audit Partner	e)	Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law;
	Remuneration of External Auditors	f)
Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor for non-audit services which are approved by the Committee prior to completion of the audit;

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Committee at its next scheduled meeting;
	Restrictions on Hiring Employees of External Auditor	g)
Ensure the establishment of policies relating to the Corporation's hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Corporation, as required by law;
	Meeting with Auditors and Management	h)
The Committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss any issues raised by the auditors;
4.	Internal Audit
	Mandate and Appointment of Internal Audit	a)	i)	review and approve the mandate of the internal audit function including internal audit's purpose, authority, and responsibility,
			ii)	approve whether the internal audit activity should be outsourced and if outsourced approve the supplier, and
			iii)	review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider;
	Internal Audit Plans	b)
Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts;
	Internal Audit Responsibilities	c)	Discuss with management and the external auditor the internal audit department's responsibilities, budget, and staffing and any recommended changes in the scope of internal audit;

	Audit Findings and Recommendations	d)	Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls;
5.	Pension and Savings Plans
	Statements of Pension Investment Policy and Procedures	a)	Review and approve the Corporation's Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures;
	Pension Funding	b)	Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdictions;
	Amendments to Plans for Changes in Benefit Levels	c)	Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes;
	Appointment of Auditors, Actuaries, and Investment Managers	d)
Approve the recommendations of the officers of the Corporation regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate;
	Savings and Retirement Plan Financial Statements	e)
Receive confirmation from management that the annual financial statements of the savings plans, retirement plans, and related trust funds, have been prepared and filed as required by applicable regulations;
	Pension and Savings Plans Committees Reports*	f)	Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds;
	Mandates of the Pension and Savings Plan Committees and Appointment of Members	g)
Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates;
	Delegation to the Pension and Savings Plan Committees	h)	Approve the delegation of certain responsibilities to members of the Pension and Savings Plans Committees;
	Actuarial Reports and Funding Assumptions	i)	Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports;
	Accounting Assumptions	j)	Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities;
6.	General Duties
	Business Conduct Policy Compliance	a)
Obtain reports at least annually from the Chief Compliance Officer on the Corporation's and its subsidiary/foreign affiliated entities' conformity with applicable legal and ethical compliance programs (e.g., the Corporation's Business Conduct Policy);
	Code of Ethics	b)
Ensure that the Corporation has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function;

Compliance Reporting Process	c)
Ensure that a process and procedure has been established by the Corporation for receipt, retention and treatment of complaints regarding non-compliance with the Corporation's Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees;
Regulatory Matters	d)
Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's compliance policies;
Mandate Review*	e)
Review and recommend for approval changes considered advisable based on the Committee's assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate;
Annual Performance Evaluation	f)	The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

* Board approval required

QuickLinks

TABLE OF CONTENTS
TRADEMARKS
FORWARD-LOOKING INFORMATION
THE CORPORATION
HISTORICAL DEVELOPMENT
ANTICIPATED DEVELOPMENTS IN 2007
SUBSIDIARIES OF NOVA CHEMICALS
BUSINESS
Product Flow Chart
Facility Profile
STYRENIX
DISTRIBUTION OF PRODUCTS
COMPETITION
CYCLICALITY
INTELLECTUAL PROPERTY
Patents, Licenses and Trademarks
Technology and Licensing
Research and Development
RESPONSIBLE CARE AND ENVIRONMENTAL REGULATIONS
EMPLOYEE AND LABOR RELATIONS
FOREIGN OPERATIONS
LEGAL PROCEEDINGS
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
CREDIT RATINGS
MARKET FOR SECURITIES
Common Shares
DIRECTORS AND OFFICERS
Directors
Executive Officers
REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
ANNEX 1 AUDIT, FINANCE AND RISK COMMITTEE MANDATE